Spartan Stores

CHARTING A COURSE FOR

PROFITABLE GROWTH

• • •

Spartan Stores, Inc. Annual Report 2006




tan
difference

THE PAST THREE YEARS HAVE BEEN YEARS OF PROGRESS FOR SPARTAN STORES.

Today, we are a company that is not simply competing. We are continually improving and growing—driving forward with new ideas and renewed energy. As we consider the future, we do so with a fresh focus on our markets, our core values and our long-term goals. We believe that the future is bright because we are on the right road to profitable growth.

CONTENTS

Financial Highlights

Spartan Stores, Inc. & Subsidiaries

The results of our discontinued operations are reflected separately in the consolidated financial statements and in the table below.
(In thousands, except per share data and ratio)

	2006	2005	2004
Net sales	$ 2,039,926	$ 2,043,187	$ 2,054,977
Gross margin	382,184	386,671	375,499
Operating earnings	37,032	37,497	12,562
Earnings (loss) from continuing operations	20,362	19,863	(5,920)
Net earnings (loss)*	18,172	18,826	(6,698)
Diluted earnings (loss) per share	0.86	0.91	(0.33)
Shareholders' equity	145,417	125,410	105,667
Total assets	378,597	384,457	392,864
Return on assets	4.76%	4.84%	-1.41%
Long-term debt, including current maturities	65,690	94,794	128,793
Working capital	20,736	30,258	38,125
Long-term debt to equity	0.44	0.73	1.18
Shares outstanding	21,023	20,524	20,092

*Fiscal 2005 net earnings includes net after-tax benefits of approximately $3.5 million primarily related to a favorable supply contract settlement, a gain on the sale of a retail store joint venture, a supply contract termination payment, a favorable tax provision adjustment and a charge for the write-off of financing fees. Net loss in fiscal 2004 includes the write-off of financing fees of $5.7 million after-tax.



Net Sales
(in billions)



2006 $2.0
2005 $2.0
2004 $2.1

Earnings (Loss) From Continuing Operations
(in millions)



2006 $20.4
2005 $19.9
2004 $(5.9)

Diluted Earnings (Loss) Per Share



2006 $0.86
2005 $0.91
2004 $(0.33)

Long-Term Debt
(including current maturities - in millions)



2006 $65.7
2005 $94.8
2004 $128.8





A Letter to Our Shareholders

It is my pleasure to report that fiscal 2006 has been another successful year for Spartan Stores, making this our third consecutive year of achieving solid financial results and operational improvements. Reflecting back on our company's position just three years ago, in light of an intensely competitive retail grocery environment and an ever increasing presence of large competitors, our business achievements are even more remarkable. In fiscal 2003, we were in a relatively weak retail market position with declining sales and a highly leveraged balance sheet. Today, Spartan Stores is the leading grocery distributor in Michigan, the leading conventional supermarket operator in each of our markets, and we declared our first cash dividend since becoming a public company.

We reported fiscal 2006 net earnings of $18.2 million compared with a net loss of ($122.3) million in fiscal 2003. Operating earnings for 2006 were $37.0 million compared with a net operating loss of ($38.4) million in fiscal 2003. Net sales for fiscal 2006 were $2,039.9 million compared with $1,975.7 million in fiscal 2003. Net cash generated by operating activities for 2006 was $54.7 million compared with just $20.2 million in fiscal 2003. At the end of fiscal 2006, our total long-term debt balance was $65.7 million, representing a decrease of $154.7 million from the fiscal 2003 balance.

Our return on invested capital has improved dramatically since 2003. Net earnings have improved significantly during that period on lower invested capital. Yet during this three year period, we remodeled, expanded, or performed product layout changes and merchandise resets at the majority of our retail stores. We also upgraded our retail and distribution IT systems, launched new marketing and merchandising programs, revamped our private label program, and began our fuel center and in-store and drive-through pharmacy initiatives. These more focused and strategic business investments helped produce significant performance improvements and higher returns on invested capital.

Spartan Stores' transformation was achieved by adopting a consumer-centric business strategy, by intense business plan execution, and through the hard work and dedication of our employees.

Our distribution and retail business segments are performing well and continue to have solid growth opportunities. During fiscal 2006, distribution revenues grew 3.1 percent to $1,155.9 million from $1,120.6 million last year. Operating earnings in the segment improved to $24.8 million compared with $24.5 million in 2005. In addition, we added a net of 38 independent retail stores to our distribution base, expanded our reach into the state of Indiana, and significantly increased our sales penetration with one of our largest and most valued customers. The addition of new customers, increasing sales with existing customers, and low customer attrition rate are strong testaments to the success of our



It is my pleasure to report that fiscal 2006 has been another successful year for Spartan Stores, making this our third consecutive year of achieving solid financial results and operational improvements. Reflecting back on our company's position just three years ago, in light of an intensely competitive retail grocery environment and an ever increasing presence of large competitors, our business achievements are even more remarkable.

DURING THE PAST three years, we have demonstrated an ability to formulate effective business strategies, to successfully execute our business plan, and to be a formidable competitor in a challenging market environment. Our current business initiatives and strategies, and the opportunities available to grow within our markets, give us great confidence that we will continue to succeed in the years ahead.

• • •

value-added distribution business strategy. Our independent retail store operators play a vital role in our business success, and through our distribution business, we are proud to be a valued partner with some of the industry's best retail store operators.

Our model store program and on-time delivery record are just two examples of our value-added service capabilities. Under the model store program, distribution customers are invited to view a model store, evaluate store layouts and product assortments, and learn the science behind successful category management practices. Our on-time delivery record has averaged nearly 99 percent during the last seven consecutive quarters and exceeds the Food Management Institute's benchmark on-time delivery rate of 97 percent.

Although we have had great success during the past three years, we are not resting on past achievements. During fiscal 2006, we expanded our perishables product warehouse docking space, increased our produce capacity and upgraded to the latest banana ripening technology. Also, we replaced one third of our fleet of tractors to provide more fuel efficient performance and state-of-the-art global positioning systems, and signed a five-year labor agreement with warehouse associates and drivers at our Plymouth, Michigan distribution center.

We recently implemented an activity based costing system that will allow for more detailed and sophisticated tracking of distribution costs and profitability. This system will help us better identify specific areas where service activities can be performed more efficiently, improving profitability as we continue to fully utilize the system capabilities.

The evolving grocery industry market continues to present favorable distribution growth opportunities for our company. National retail grocery chains continue to rationalize and divest retail stores and certain grocery distributors are exiting retail operations and consolidating or exchanging assets with other distributors. These business conditions have caused service disruptions and favorable growth opportunities for those positioned to take advantage of the opportunities, and in many cases we have benefited from these market conditions. In addition to the favorable market conditions, our improved perishable product offerings and portfolio of award winning private label products also provide strong avenues for continued distribution growth.

From a retail perspective, we invested prudently to improve the physical condition of our stores and to improve our retail product and service offerings. The majority of our stores have now been remodeled, expanded or had product layout or merchandise resets performed. Today, we offer a much wider array of private label brands and products at broader price points, including new and rapidly growing natural and organic products.

We continue to build on the convenience aspects of our business strategy by adding the services desired by time-strapped consumers. These services include, among others, fuel centers, in-store and drive-through pharmacies, interactive touch screen store kiosks, and self-checkouts. We now operate six retail store fuel centers, but this business initiative remains in its infancy, as there are at least 15 to 20 additional retail store locations that meet our current criteria for fuel center expansion.

The next and most logical areas to improve our retail operations are in perimeter store merchandising and in distinctly positioning our retail stores from competitors. We are now applying the same rigorous and disciplined category management practices to our perimeter store merchandise that significantly improved our center store merchandise sales during the past three years.

Retail growth through acquisitions remains a viable component of our business strategy. One of the most significant and recent retail business developments was our acquisition of certain D&W Food Centers retail stores. This acquisition strengthens our retail market position in West Michigan by adding 16 supermarkets to our existing operation. The D&W stores provide us with opportunities to enhance our product and service offerings in existing markets and in communities that we did not previously serve. We just recently began our product and service enhancement initiatives by reintroducing our portfolio of private label brands to each of the D&W stores and by committing $15 million in capital improvements to these stores over the next two years. Our D&W Food Center acquisition brings us additional convenient customer services like Starbuck's Coffee Cafés, retail banking, sushi bars, and dry cleaning at select store locations. We expect this acquisition to produce noteworthy business synergies and other operating efficiency improvements.

The D&W Food Centers acquisition provides an excellent complement to our existing portfolio of retail stores. With the acquisition, we now have one of the strongest and most recognized collections of retail store franchises in our markets and continue to hold top retail market share positions in our core markets.

Although not every retail store acquisition candidate provides these strong growth and efficiency improvement opportunities, our position as a grocery distributor serving more than 350 independent retail stores continues to position us as the exit strategy of choice for many independent operators.

During the past three years, we have demonstrated an ability to formulate effective business strategies, to successfully execute our business plan, and to be a formidable competitor in a challenging market environment. Our current business initiatives and strategies, and the opportunities available to grow within our markets, give us great confidence that we will continue to succeed in the years ahead.

We sincerely thank our employees for their hard work and dedication, our shareholders for their continuing support, and our suppliers and customers, who are vital to our success.

Craig C. Sturken

Craig C. Sturken
Chairman, President and Chief Executive Officer




Spartan
taste the difference

Distribution Profile

Spartan Stores' distribution business is an area of strength and an outstanding success for the company. Our distribution business has been marked by strategic capital investments, an expanding customer base, higher sales penetration with existing customers, expanding market share, and improving profitability.

We have updated one third of our fleet of tractors with plans to continue to upgrade additional tractors and trailers over the next fiscal year, and have invested in new produce ripening facilities and technology, in additional perishable product docking space, in internet-based merchandise ordering and supply chain logistics technology, and in voice-activated warehouse selection systems.

Spartan recently added 32 new trucks to its distribution fleet which are more fuel efficient and more comfortable for drivers, and have global positioning system tracking capabilities. The trucks also prominently feature the company's corporate and flagship "Spartan" private label brand logo and attractive product offerings.

Growth in our perishable products distribution business led to an expansion of our produce distribution capacity and a modernization of our produce ripening operation. The recent expansion of our Grand Rapids warehouse perishable docking area increases the product volume capacity, improves warehouse traffic flow and minimizes warehouse congestion. With the additional perishable product space and new ripening technology, we now offer higher quality fruit products with more varieties in the rapidly growing organic, value-added salads, and pre-cut fruit and vegetable product categories.

Our investments in distribution center technology have significantly improved warehouse inventory management, labor efficiency and productivity, and order accuracy. These investments have helped improve our on-time delivery record to a 99 percent average during the past seven quarters, which exceeds the Food Management Institute's benchmark on-time delivery rate of 97 percent. In addition, our warehouse through-put, a standard measure of productivity, has improved by five percent during the past two years.

As the leading grocery distributor in Michigan, Spartan Stores serves some of the best performing retail grocery operators in the state. Today, we are working more closely than ever with our distribution customers on joint marketing and merchandising programs, which is helping to concentrate buying power and lower product costs.

During fiscal 2006, Spartan added a net of 38 independent retail stores to its distribution base, expanded its reach into the state of Indiana, and significantly increased its sales penetration rate with one of its largest and most valued customers. These distribution operation improvements are clearly enhancing the company's solid reputation as a consumer-centric and value added grocery distributor.



As the leading grocery distributor in Michigan, Spartan Stores serves some of the best performing retail grocery operators in the state. Today, the company is working more closely than ever with its distribution customers on joint marketing and merchandising programs, which is helping to concentrate buying power and lower product costs.

• • •


FOOD
CENTER

AT SPARTAN STORES, we are continually evaluating ways to make shopping faster, more convenient, more efficient, and a more pleasant experience.

• • •

Today, the retail grocery industry remains among the most competitive in history, yet Spartan Stores has continued to make steady progress against our profit and market share goals. This achievement is the outcome of consistent strategic and operational improvements that place the consumer at the heart of the company's business decisions.

At Spartan Stores, we are continually evaluating ways to make shopping faster, more convenient, more efficient, and a more pleasant experience. During the past several years, Spartan has critically evaluated each element of the shopping experience and made fundamental improvements to our stores, products, and services. These improvements are highly visible and provide consumers in our markets with a distinct, convenient, and more satisfying end-to-end shopping experience.

The physical condition and layout of our stores have changed significantly during the past several years. Many of our stores have had major remodel work, square footage expansions, and merchandise layout changes designed to speed and ease the shopping process.

Our products are another area where consumers will notice a change. We now carry Boar's Head and Dietz & Watson deli products, recognized as producers of some of the world's finest varieties of deli products. These tasty and healthy life style meat delicacies are made from hand trimmed lean beef, ham, turkey and chicken breasts. Our in-store bakeries now carry over 15 delicious varieties of crusty Artisan breads made with the finest all-natural ingredients. These products, along with new marinated meats, premium Aroma Street bakery products, and a full-line of natural and organic products, provide shoppers with a distinct selection and variety of quality products.

Convenient services are a strategic priority at Spartan Stores. Due to new product launches and the acquisition of D&W Food Centers, in select stores we now offer consumers Starbuck's coffee stations, sushi bars, wine departments, and time-saving gift card centers featuring top names in retailing like Circuit City, Chili's, and Borders Books. Best-in-class fuel centers, Quick Stop convenience stores, and in-store and drive-through pharmacies are other highly-valued customer services that have been expanded or added to our growing list of convenient services.

One of the most exciting and promising retail operations developments has been the addition of D&W Fresh Markets to our market-leading collection of retail store franchises. These stores are an excellent complement to our existing retail stores and bring together the talents of two highly respected retail operators with a long and successful history in the West Michigan grocery industry. Spartan will be investing more than $15 million in capital improvements including significant technology upgrades to these stores over the next two years.

These fundamental changes to the company's retail operations are among the most noticeable improvements in our company's history. They have created a more convenient and pleasant shopping experience and have generated higher store traffic volumes. We are in the number one or two market share position in our major markets and are proud to be serving the communities where we operate.


Spartan
fruit


ORGANIC

Corporate Brands

Today, private label products are no longer viewed by consumers as simply a low-price product option, but have become a combination of the best in both quality and value. Private label products are a vital part of Spartan Stores' business strategy and continuing success.

Given the important role of private label products, Spartan Stores has devoted considerable effort and resources to strengthen its corporate private label brands and, today, possesses one of the premier and most sought-after portfolios of private label brands in the grocery industry. The strength of our private label brands provides a sustainable competitive advantage for Spartan's retail and distribution operations.

We have made fundamental changes to our private label program that include award winning innovations in product packaging and designs, new consumer brands, broader product and variety offerings, and significantly better product marketing support and consumer brand awareness development.

Spartan's exceptional portfolio of private label brands include the anchor Spartan brand, trusted for its time honored tradition of quality, Aroma Street premium bakery products, Full Circle all-natural certified organic products, entry price point Valu Time products, and Top Care health and beauty care products. From Valu Time to Full Circle, Spartan Stores has a full complement of private label products sure to please every shopper and meet the product needs of the company's valued distribution customers.

The success of Spartan Stores corporate brands is visible in the company's higher private label sale penetration rates, the new product introductions, and the improving product sales. In addition, the company has introduced more than 814 new private label items including Mexican and pet food products.

Spartan's distinguished private label products, brands, and program will continue to be an important element of the company's business strategy. Strong opportunities to expand the program's reach and success continue to exist as new products are introduced, as newly launched brands gain additional traction in the consumer market, as these brands are introduced to the recently acquired D&W Fresh Market retail stores, and as sales penetration improves with existing and new distribution customers.

Full Circle
Eat Smart.
Live Naturally.

President's Choice.
Exceptional Quality. Exceptional Choice.

Top Care
Look Better. Feel Better.

Aroma Bakery Street
Finest Ingredients. Homemade goodness.

Valu Time®
More ***Value.*** More ***Savings.***

Spartan EST. 1953 ®
Shop Smart. Buy Spartan.

Community Involvement

Community involvement has long been a standard at Spartan Stores and is demonstrated through our support of events, nonprofit organizations, charitable causes and programs. Spartan Stores is particularly focused on opportunities which embrace youth development and education, hunger and disaster relief, and health and wellness programs.

Youth Development and Education As a sponsoring partner with Special Olympics Michigan, Spartan Stores has over time contributed in excess of $7 million to fund the State Summer Games and provide athletes with developmental opportunities. For the past 23 years, this cause has united our owned stores and independent retail customers in fundraising and volunteer efforts to benefit Special Olympics.

Spartan Stores is helping our future generation of leaders by providing financial support to our schools and families of students. Hundreds of schools and non-profit organizations benefited as Spartan Stores contributed $500,000 last school year.

In addition, Spartan Stores partners with two urban elementary schools to provide educational resources and life experiences to help these children build the foundation they need to make healthy choices and to succeed in life. Our associates also contribute food, clothing and holiday gifts.

Hunger Relief The face of hunger is all around us...in every community we serve. Being a successful grocery wholesaler and retailer, we're proud to share with those in need. Last year, our company received an FMI Community Partnership Award for our role in the Food for Families program in which we participate with ACCESS (All County Church Emergency Support System) and local TV station WZZM-13, to collect food for those in need during the summer months. Spartan owned stores and many Spartan supplied independent stores joined together for this important food drive, donating more than 200,000 pounds of product to the campaign.

In 2005, the Second Harvest Gleaners Food Bank of West Michigan was the recipient of 1.4 million pounds of product donated by Spartan Stores, topping a list of hundreds of businesses and corporations around the country that gave a total of 19.7 million pounds of food last year. This food was distributed to church and agency food pantries throughout West Michigan and Michigan's Upper Peninsula.


Spartan
taste the difference

Health and Wellness Spartan Stores began an initiative in 2005 called "To Your Good Health" involving several health and wellness programs. We provide consumers with better information to make more informed choices about the foods they eat. Through a newsletter, brochures, health screenings and in-store programs, this focus on overall "well living" was developed as part of our solution services at several stores.

Investing in our communities will continue to play a major part in our company's vision. By fulfilling our social responsibilities, Spartan Stores will help build a better future and finer quality of life for all the individuals touched by our contributions and community spirit.

Company Profile

One of the nation's leading grocery suppliers and retailers Spartan Stores ranks as the nation's tenth largest grocery distributor and Michigan's largest grocery distributor. Our retail segment operates 87 retail stores in Michigan and Ohio. In core Michigan markets served by our owned retail stores, our distribution and retail operations hold a combined number 1 or 2 market share. For fiscal 2006, 57% of consolidated net sales were generated by the Distribution segment and the remaining 43% by our Retail segment.



• Supermarkets
• Deep-discount food & drug stores
▪ Fuel & convenience centers
▫ Distribution centers

Distribution Segment Spartan Stores distributes approximately 40,000 national brand products and approximately 2,800 private label brand products including Spartan, Full Circle, Aroma Street, Top Care, President's Choice and Valu Time brands. Product categories include dry groceries, produce, dairy, meat, deli, bakery, frozen food, seafood, floral, general merchandise, pharmacy and health & beauty care items. Distribution customers include over 350 independent grocers and 87 corporate owned stores. Spartan significantly strengthened its distribution business by adding a net of 38 retail stores in fiscal 2006. Spartan has two distribution centers: Grand Rapids and Plymouth, Michigan, with a combined 1.6 million square feet of capacity. Total Distribution sales, including sales to corporate-owned stores, were $1.6 billion for fiscal 2006.

Retail Segment Spartan Stores currently operates 68 retail supermarkets including D&W Fresh Markets, Family Fare Supermarkets, and Glen's Markets, as well as 19 Pharm deep-discount food and drug stores. Stores are predominantly located in midsize metropolitan, tourist and lakeshore communities. Net sales of our Retail segment were $884 million for fiscal 2006.

Supermarkets and fuel & convenience centers Our 68 supermarkets operate under a neighborhood marketing strategy emphasizing convenient locations, demographically targeted merchandise selections, strong perishables offerings, customer service, value-pricing and community involvement. Our supermarkets are full-service and 59 also offer pharmacy facilities. The average supermarket size is 40,000 total square feet. On March 27, 2006, Spartan Stores acquired D&W Food Centers, significantly strengthening our retail market position. We operate six fuel and convenience centers in Michigan under the banners of Family Fare Quick Stop and Glen's Quick Stop.

Pharm deep-discount food & drug stores Our 19 stores offer a full-service pharmacy, basic selection of foods, general merchandise, seasonal products, and health & beauty care items. The Pharm promotes everyday low prices with a unique format that is competitive with supercenter offerings, but less than a traditional supermarket or drug store. The average store size is 28,000 total square feet.

Pictured left to right: James F. Wright, Elizabeth A. Nickels, Frederick J. Morganthall, II, M. Shân Atkins, Craig C. Sturken, Kenneth T. Stevens, Timothy J. O'Donovan and Dr. Frank M. Gambino.



Board of Directors

Craig C. Sturken
Chairman, President & Chief Executive Officer
Spartan Stores, Inc.

M. Shân Atkins
Managing Director
Chetrum Capital LLC – a private investment firm

Dr. Frank M. Gambino
Professor and Director of the Food Marketing Program
Haworth College of Business at Western Michigan University

Frederick J. Morganthall, II
President
Harris Teeter, Inc. – A subsidiary of Ruddick Corporation, operating over 140 supermarkets in the southeastern United States. Ruddick Corporation is traded on NYSE.

Elizabeth A. Nickels
Executive Vice President & Chief Financial Officer
Herman Miller, Inc. – a global and industry leading office furniture manufacturer. Traded on NASDAQ.

Timothy J. O'Donovan
Chairman & Chief Executive Officer
Wolverine World Wide, Inc. – a global footwear design, manufacturing, and marketing company. Traded on NYSE.

Kenneth T. Stevens
Executive Vice President and Chief Financial Officer
Limited Brands, Inc. – a retail clothing company operating over 3,500 retail stores. Traded on NYSE.

James F. Wright
President & Chief Executive Officer
Tractor Supply Company – a retail farm and ranch store chain in the U.S. with 600 retail locations. Traded on NASDAQ.

Corporate Officers

Craig C. Sturken
Chairman, President & Chief Executive Officer

David M. Staples
Executive Vice President & Chief Financial Officer

Dennis Eidson
Executive Vice President Marketing & Merchandising

Theodore C. Adornato
Executive Vice President Retail Operations

David deS. Couch
Vice President Information Technology

Thomas A. Van Hall
Vice President Finance

Selected Financial Data

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements as of and for each of the five fiscal years ended March 30, 2002 through March 25, 2006. As noted elsewhere in this Annual Report, for all years presented, all information in this Annual Report has been adjusted for the reclassification of discontinued operations information, unless otherwise noted. See Note 4 to the consolidated financial statements for additional information on discontinued operations.

(In thousands, except per share data)			**Year Ended**		
	March 25, 2006	**March 26, 2005**	**March 27, 2004**	**March 29, 2003**	**March 30, 2002**
Statements of Operations Data:					
Net sales	$ 2,039,926	$ 2,043,187	$ 2,054,977	$ 1,975,677	$ 2,112,599
Cost of sales	1,657,742	1,656,516	1,679,478	1,612,142	1,719,257
Gross margin	382,184	386,671	375,499	363,535	393,342
Selling, general and administrative expenses	344,095	349,174	362,937	354,182	361,019
Provision for asset impairments and exit costs (A)	1,057	-	-	47,711	1,030
Operating earnings (loss)	37,032	37,497	12,562	(38,358)	31,293
Interest expense	7,669	9,315	13,146	17,322	17,250
Debt extinguishment (B)	-	561	8,798	-	-
Other, net	(1,306)	(924)	(275)	(730)	(2,934)
Earnings (loss) before income taxes, discontinued operations and cumulative effect of a change in accounting principle	30,669	28,545	(9,107)	(54,950)	16,977
Income taxes	10,307	8,682	(3,187)	(19,159)	5,476
Earnings (loss) from continuing operations	20,362	19,863	(5,920)	(35,791)	11,501
Loss from discontinued operations, net of taxes (C)	(2,190)	(1,037)	(778)	(51,164)	(1,654)
Cumulative effect of a change in accounting principle, net of taxes	-	-	-	(35,377)	-
Net earnings (loss)	$ 18,172	$ 18,826	$ (6,698)	$ (122,332)	$ 9,847
Basic weighted average shares outstanding	20,796	20,439	20,016	19,896	19,549
Basic earnings (loss) from continuing operations per share	$ 0.98	$ 0.97	$ (0.30)	$ (1.80)	$ 0.59
Basic earnings (loss) per share	0.87	0.92	(0.33)	(6.15)	0.50
Cash dividends per share	0.05	-	-	-	-
Balance Sheet Data:					
Total assets	$ 378,597	$ 384,457	$ 392,864	$ 556,306	$ 760,591
Property and equipment, net	115,178	108,879	108,437	120,072	266,423
Working capital	20,736	30,258	38,125	87,164	115,631
Long-term obligations	64,015	91,946	124,616	183,817	295,213
Shareholders' equity	145,417	125,410	105,667	109,632	231,492

(A) See Note 5 to Consolidated Financial Statements

(B) See Note 6 to Consolidated Financial Statements

(C) See Note 4 to Consolidated Financial Statements

Financial Review

Executive Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan, Ohio and Indiana.

We currently operate two reportable business segments: Distribution and Retail. Our Distribution segment provides a full line of grocery, general merchandise, frozen and perishable items to over 350 independently owned grocery stores and 87 corporate-owned stores. Our Retail segment operates 68 retail supermarkets in Michigan under the banners *Family Fare Supermarkets, Glen's Markets* and *D&W Fresh Markets*, 19 deep-discount food and drug stores in Ohio and Michigan under the banner *The Pharm*, and 6 fuel centers in Michigan under the banners *Family Fare Quick Stop* and *Glen's Quick Stop*. Sixteen of our supermarkets were acquired early in Fiscal 2007. Our retail supermarkets have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores. Our deep-discount food and drug stores offer a unique combination of full-service pharmacy, general merchandise products and basic food offerings.

Our sales and operating performance vary with seasonality. Our first and fourth quarters are typically our lowest sales quarters and therefore operating results are generally lower during these two quarters. Additionally, these two quarters can be affected based on the timing of the Easter holiday, which results in a strong sales week. All quarters are 12 weeks, except for our third quarter, which is 16 weeks and includes the Thanksgiving and Christmas holidays. Many northern Michigan stores are dependent on tourism and, therefore, most affected by seasons and weather patterns, including, but not limited to, the temperature and rainfall during the summer months and to a lesser extent, snowfall during the winter months.

On March 27, 2006, we acquired certain assets and assumed certain liabilities of sixteen operating and four non-operating supermarkets from D&W Food Centers, Inc. and D&W Associate Resources, LLC (together "D&W"), a privately held Grand Rapids, Michigan-based retail grocery operator with 20 retail stores located in West Michigan. Under the terms of the Purchase Agreement, we assumed leases at 20 stores and acquired leasehold improvements, inventories and certain other operating assets associated with those stores, D&W trademarks, trade names and intangibles, and certain other property for a purchase price of $47.9 million in cash. The acquisition has been financed with borrowings on our senior secured revolving credit facility.

In fiscal 2005, we established four key management priorities that focused on the longer-term strategy of the Company, including establishing a well-differentiated market offering for our Distribution and Retail segments, and additional strategies designed to create value for our shareholders, retailers and customers. These priorities were:

1. Distribution sales growth: Focus on penetration of existing customers, attract new customers due to competitive activities, continue to refine our specialty goods offering and share "best retail practices" with customers to drive growth.
2. Retail sales growth: Leverage investments in fuel centers and pharmacy operations to drive adjacent supermarket comparable sales, continue the rollout of category management initiatives, specifically focusing on perishables offerings and continue with our capital plan focusing on remodels, expansions, adjacent acquisitions and new stores to fill in existing markets when available.
3. Margin enhancement: Continued focus on retail shrink improvement, increased penetration of private label programs, improved offerings in our perishables department and continued focus on improving the cost of merchandise through vendor partnerships.
4. SG&A expense cost containment: Continue to focus on cost reductions and efficiencies to help offset inflationary pressures on SG&A expenses.

Significant progress has been made towards achieving these longer-term priorities in fiscal 2006 and we continue to remain focused on these priorities, as well as integrating our recent retail acquisition.

Results of Operations

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales and the year-to-year percentage change in dollar amounts:

	Percentage of Net Sales			Percentage Change	
	March 25, 2006	March 26, 2005	March 27, 2004	2006/2005	2005/2004
Net sales	100.0	100.0	100.0	(0.2)	(0.6)
Gross margin	18.7	18.9	18.3	(1.2)	3.0
Selling, general and administrative expenses	16.8	17.1	17.7	(1.5)	(3.8)
Provision for asset impairments and exit costs	0.1	-	-	*	-
Operating earnings	1.8	1.8	0.6	(1.2)	198.5
Other income and expenses	0.3	0.5	1.0	(28.9)	(58.7)
Earnings (loss) before income taxes and discontinued operations	1.5	1.3	(0.4)	7.4	*
Income taxes	0.5	0.4	(0.1)	18.7	*
Earnings (loss) from continuing operations	1.0	0.9	(0.3)	2.5	*
Loss from discontinued operations, net of taxes	(0.1)	(0.0)	(0.0)	111.2	33.3
Net earnings (loss)	0.9	0.9	(0.3)	(3.5)	*

* Percentage change is not meaningful

Results of Continuing Operations for the Fiscal Year Ended March 25, 2006 Compared to the Fiscal Year Ended March 26, 2005

Net Sales • Net sales decreased $3.3 million, or 0.2%, from $2,043.2 million in fiscal 2005 to $2,039.9 million in fiscal 2006. Higher sales in the Distribution segment to new and existing customers and increased fuel center sales were offset by lower Retail segment sales due to closed stores, the sale of a retail-store joint venture, the shift in the Easter holiday sales to fiscal 2007 and an increase in competitive store openings during fiscal 2006 and fiscal 2005.

Net sales in our Distribution segment, after intercompany eliminations, increased $35.2 million, or 3.1%, from $1,120.6 million to $1,155.9 million primarily due to new customer sales of $21.9 million and increased sales to existing customers of $17.7 million, net of a shift in the timing of the Easter holiday, partially offset by the transition of a distribution customer to a new supplier of $4.4 million.

Net sales in our Retail segment decreased $38.5 million, or 4.2%, from $922.6 million to $884.0 million. The sales decline included reductions of $15.2 million from the sale of a retail-store joint venture, $11.4 million from two closed stores, and $3.0 million from the shift in the Easter holiday. The influence of higher energy costs on consumer spending and the six competitor retail store openings during fiscal 2006 coupled with the four competitive openings in fiscal 2005, also contributed to the sales decline. Partially offsetting these items were higher fuel sales of $18.0 million and new in-store pharmacy sales. Comparable store sales decreased by 1.8%, including the positive contribution of 1.5% by fuel center sales, partially offset by 0.7% for the shift in the Easter holiday.

During the past three fiscal years, twelve competitor supercenters opened in markets where we operate corporate-owned stores. We do not expect any additional openings in our corporate-owned store markets during fiscal 2007. We believe that the new competitor supercenter openings which are expansions of existing discount stores or in markets already served by a supercenter, our improved marketing and merchandising practices and the continued weakening of conventional food competitors will allow us to sustain our growth, but at rates closer to industry averages.

Gross Margin • Gross margin represents sales less cost of sales, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs, such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin decreased by $4.5 million, or 1.2%, from $386.7 million to $382.2 million. As a percent of net sales, gross margin decreased from 18.9% to 18.7%. The gross margin rate decline was primarily due to a higher concentration of distribution and fuel sales in fiscal 2006. We expect to continue to add supermarket fuel centers, which generate lower profit margins but significant sales.

Selling, General and Administrative Expenses • Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, advertising, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses decreased $4.0 million, or 1.2%, from $349.2 million to $345.2 million, and were 16.9% of net sales compared to 17.1% last year. The decrease in SG&A is due primarily to the following:

- The sale of a single-store joint venture which had SG&A expenses of $4.2 million
- Reduced store labor costs of $2.5 million due to productivity improvements and $1.2 million due to lower sales
- Lower advertising expenses of $1.0 million
- The closure of two *The Pharm* stores which decreased SG&A by $0.8 million
- Reduced Michigan Single Business Tax of $0.9 million at the Distribution segment primarily due to the favorable conclusion of an audit
- Reduced depreciation and amortization of $0.7 million primarily due to the completion of depreciable lives on a large number of acquisition-related store assets purchased more than five years ago
- A contract termination payment received of $0.6 million

These decreases are largely offset by the following:

- Increased utilities expense of $1.9 million
- Legal and professional fees associated with the conclusion of the review of strategic alternatives and a contract dispute resolution of $1.4 million
- The termination and penalty payments received in the prior year from a former Distribution customer of $1.3 million
- Increases in compensation and benefits of $1.0 million due to increases in sales volume at the Distribution segment
- The costs of operating additional fuel centers of $1.0 million
- Increased transportation fuel costs of $1.0 million
- Increased credit card fees of $0.7 million

PROVISION FOR ASSET IMPAIRMENTS AND EXIT COSTS • Asset impairments and exit costs were $1.1 million for fiscal 2006. An asset impairment charge of $0.3 million was incurred related to banana ripening equipment that was replaced. We upgraded this equipment to the latest technology and expanded our produce storage facility in anticipation of higher incremental produce sales volumes from new customers and expanded contracts with existing customers. We also increased the exit cost reserve $0.5 million due to changes in real estate market conditions and recorded a $0.3 million charge for the closure of two *The Pharm* stores.

INTEREST EXPENSE • Interest expense decreased $1.6 million, or 17.7%, from $9.3 million to $7.7 million, and was 0.4% of net sales compared to 0.5% last year due to lower total average borrowings partially offset with market driven rate increases. Total average borrowings decreased $31.6 million from $111.8 million to $80.2 million as a result of debt repayments resulting primarily from cash flow from operations and the use of our net operating loss tax carryforward.

The weighted average interest rate, including financing fee amortization, increased to 9.56% for fiscal 2006 from 8.33% for fiscal 2005.

DEBT EXTINGUISHMENT • We recorded a $0.6 million non-cash charge for the write-off of unamortized financing fees during the third quarter of fiscal 2005 as result of refinancing activities.

OTHER, NET • Other, net increased $0.4 million, from $0.9 million to $1.3 million. Fiscal 2006 included a gain on the sale of land of $1.4 million and fiscal 2005 included a gain of $0.8 million on the sale of a single-store joint venture.

INCOME TAXES • The effective tax rate is 33.6% and 30.4% for fiscal 2006 and fiscal 2005, respectively. Companies are regularly audited by federal and state tax authorities, which may result in proposed assessments or adjustments. During the fourth quarter of fiscal 2005, the Internal Revenue Service concluded its audit of the fiscal 2001 through 2003 tax returns. As a result of the audit, we released $2.0 million in tax reserves that were no longer required with respect to those years, of which $1.3 million is reflected in continuing operations and reduced our effective tax rate to 30.4% for fiscal 2005. The remaining $0.7 million is included in the Loss from discontinued operations on the Consolidated Statements of Operations.

Results of Continuing Operations for the Fiscal Year Ended March 26, 2005 Compared to the Fiscal Year Ended March 27, 2004

NET SALES • Net sales decreased $11.8 million, or 0.6%, from $2,055.0 million in fiscal 2004 to $2,043.2 million in fiscal 2005.

Net sales in our Distribution segment, after intercompany eliminations, decreased $11.8 million, or 1.0%, from $1,132.4 million to $1,120.6 million primarily due to the transition of two distribution customers to new suppliers of $15.4 million, a lower than anticipated conversion rate from the change in our deli and bakery program from a jointly managed program to a warehouse supported program of $21.5 million and lower other direct sales to customers of $8.3 million. These decreases were partially offset by new customer sales of $22.8 million, a shift in timing of the Easter holiday and increased prescription drug program sales.

Net sales in our Retail segment were essentially flat at $922.6 million in fiscal 2004 and fiscal 2005. Comparable store sales increased by 0.7%. Sales increases at our supermarkets were offset by sales declines at our deep-discount food and drug stores and the sale of our joint venture in a retail store, which resulted in a sales decline of approximately $4.9 million.

Comparable store sales at our supermarkets increased 2.4% despite four new supercenter store competitive openings that impacted sales for most of fiscal 2005. The increase includes 0.8% due to a change in the recording of bottle deposits as a liability when sold and an asset when returned, rather than a net reduction in sales as was done in previous fiscal years, as supermarkets typically receive more returns of bottles than originally sold. This change has no impact on reported gross margin dollars. We believe this revised reporting method better reflects the true sales performance of our stores. The remaining sales increases were due primarily to continued improvements in marketing, merchandising and operations, the shift in timing of the Easter holiday and contributions from new in-store pharmacies and fuel centers of 0.7%. These increases were partially offset by lower prescription sales at certain in-store pharmacies due to the United Auto Workers ("UAW") mail-order mandate.

Comparable store sales at our *The Pharm* deep-discount food and drug stores decreased 5.7% in fiscal 2005. The sales decreases were primarily due to lower prescription sales as a result of the UAW mail-order mandate and the resulting effect on front-end sales. Also contributing to the decrease were the strong sales gains recorded in the prior year due to aggressive promotions and the cycling of customers from the previous year's *Food Town* store closings. On a two-year basis, which we believe more appropriately reflects the long-term effect of our retailing strategies, comparable store sales at our deep-discount food and drug stores increased 2.8%.

GROSS MARGIN • Gross margin increased by $11.2 million, or 3.0%, from $375.5 million in fiscal 2004 to $386.7 million in fiscal 2005. As a percent of net sales, gross margin increased from 18.3% to 18.9%. The gross margin improvement was primarily due to improved buying practices resulting from our category management improvements at both segments, a $3.7 million non-cash inventory charge in the fourth quarter of fiscal 2004 related to the implementation of a stock ledger and margin management system and a $2.3 million favorable supply contract settlement in the third quarter of fiscal 2005 related to pricing on purchases during the previous three years, including $0.6 million attributable to fiscal 2005.

Selling, General and Administrative Expenses • SG&A expenses decreased $13.8 million, or 3.8%, from $362.9 million in fiscal 2004 to $349.2 million in fiscal 2005, and were 17.1% of net sales compared to 17.7% in the previous year. The decrease in SG&A is due to the following:

- Reduced depreciation and amortization of $5.2 million, primarily at the Retail segment due to the completion of depreciable lives on a large number of acquisition-related store assets purchased more than five years ago
- Reduced labor costs of $5.0 million at the Retail segment driven primarily by operating efficiencies
- Reduced bad debt expense due to improved collection systems and procedures and recoveries of $0.8 million
- Receipt of termination and penalty payments from a former Distribution customer of $1.3 million
- A non-recurring $1.4 million charge in the fiscal 2004's first quarter related to the retirement distribution to the former Chief Executive Officer
- Severance costs of $1.4 million associated with corporate staff reductions in fiscal 2004

These decreases are partially offset by increases in employee benefit and transportation costs, including the reinstatement of service credits for the cash balance pension plan during fiscal 2005 and increased fuel costs in our Distribution segment.

Interest Expense • Interest expense decreased $3.8 million, or 29.1%, from $13.1 million in fiscal 2004 to $9.3 million in fiscal 2005, and was 0.5% of net sales in fiscal 2005 compared to 0.6% in fiscal 2004 due to lower interest rates resulting from the amendment of our senior secured revolving credit facility ("credit facility") and the resulting repayment of the supplemental secured credit facility. See additional discussion in "Liquidity and Capital Resources," below. Total average borrowings decreased to $111.8 million from $174.6 million as a result of debt repayments primarily generated from the divestiture of non-core business activities and cash flow from operations.

In accordance with Emerging Issues Task Force Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the interest on debt that was required to be repaid as a result of disposal transactions. Interest expense of $1.9 million was allocated to, and is included in, Loss from discontinued operations in the Consolidated Statements of Operations for fiscal 2004. Interest expense is no longer allocated to discontinued operations as all related debt has been repaid as a result of the disposal of these operations.

The weighted average interest rate decreased to 8.33% for fiscal 2005 from 8.77% for fiscal 2004.

Debt Extinguishment • We recorded a non-cash pre-tax charge of $0.6 million and $8.8 million during the third quarters of fiscal 2005 and 2004, respectively, for unamortized bank fees associated with previous financing activities.

Other, Net • Other, net includes gains on sale of assets and interest income. Fiscal 2005 includes a $0.8 million gain recorded on the sale of our 65% ownership interest in a retail store to its former joint venture partner in the third quarter of fiscal 2005. We received total consideration of $4.5 million from the transaction that was used to reduce outstanding debt.

Income Taxes • Companies are regularly audited by federal and state tax authorities, which may result in proposed assessments or adjustments. During the fourth quarter of fiscal 2005, the Internal Revenue Service concluded its audit of the fiscal 2001 through 2003 tax returns. As a result of the audit, we released $2.0 million in tax reserves that are no longer required with respect to these years, of which $1.3 million is reflected in continuing operations and reduced our effective tax rate to 30.4%. The remaining $0.7 million is included in the Loss from discontinued operations on the Consolidated Statements of Operations.

Discontinued Operations

Convenience Distribution Operations • During the fourth quarter of fiscal 2004, we completed the sale of the operating assets of United Wholesale Grocery Company ("United"). Proceeds received on the sale of these assets were $16.9 million. The asset sale included a continuing supply agreement between Spartan Stores and the new owner; however, this supply agreement does not constitute a significant continuing involvement, as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As such, the operations and discontinued cash flows of United have been eliminated from the ongoing operations of Spartan Stores.

During the first quarter of fiscal 2004 we completed the sale of substantially all the assets of L&L/Jiroch Distributing Company and J.F. Walker Company to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities.

Insurance Operations • At March 25, 2006, we had approximately $1.7 million remaining in insurance reserves for open claim liabilities related to policies that were not ceded (transferred) to an unrelated third party. We will remain obligated under these policies until all claims are closed and have retained an independent third party administrator to manage these claims. We have not issued policies since December 31, 2001 and retain liability only for those policies issued prior to September 1, 2000. In fiscal 2005, a $1.2 million credit was recorded based upon better than anticipated claims results, which resulted in lower actuarial determined liabilities. Net loss from the insurance operations from the measurement date, January 2001, to March 25, 2006 totaled $1.8 million.

RETAIL OPERATIONS • During fiscal 2003, we closed 15 retail stores and announced the closing of 13 of our *Food Town* retail stores principally located in Toledo, Ohio and outlying areas with the remaining 26 *Food Town* stores to be sold or closed. During fiscal 2004, we completed the sale of 24 *Food Town* stores for net proceeds of $42.1 million. Stores not sold were closed.

We anticipate that we will be subject to a partial withdrawal liability from a multi-employer pension plan related to the 2003 closures of certain of our discontinued *Food Town* stores when a final determination is made after June 30, 2006. Recent estimates provided by the trustees of the multi-employer pension plan indicate that there will be an underfunded liability which we believe to have resulted from a change in actuarial assumptions, investment performance, other employers' withdrawals, or a combination of these factors, occurring subsequent to the closure of these stores. We intend to challenge such a determination prior to settling the partial withdrawal liability when assessed after June 2006. We have estimated our liability based on available preliminary information and recorded an after-tax charge of approximately $1.1 million in Discontinued Operations in the third quarter of fiscal 2006.

DISTRIBUTION OPERATIONS • We consolidated our Toledo, Ohio distribution operations into our Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the *Food Town* stores, the operations related to these facilities were classified as discontinued operations in the consolidated financial statements because the operations and cash flows of these facilities were substantially eliminated from ongoing operations. We continue to distribute to our *The Pharm* stores in Ohio from our distribution facilities in Michigan.

REAL ESTATE OPERATIONS • In fiscal 2004 and 2003, we sold properties representing substantially all of the remaining assets and operations of our former Real Estate segment; accordingly, we have reported the results of operations of the discontinued components of the Real Estate segment and the net gain (loss) on disposal as discontinued operations.

Discontinued operations generated sales of $320.0 million in fiscal 2004. There were no sales in fiscal 2006 and fiscal 2005. Total assets of discontinued operations were $6.1 million at March 25, 2006 and March 26, 2005.

For all years presented, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and all related financial and nonfinancial disclosures in the notes to the consolidated financial statements in this Annual Report have been adjusted and the discontinued operations information is excluded, unless otherwise noted.

Critical Accounting Polices

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. We have discussed the development, selection and disclosure of these estimates with the Audit Committee of the Board of Directors. Based on our ongoing review, we will make adjustments as we consider appropriate under the current facts and circumstances.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

GOODWILL • In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is reviewed for impairment on an annual basis. Fair value is determined based on the discounted cash flows and comparable market values of the segment. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based on recent sales data for existing operations and other factors. Based on our annual review during fiscal 2006, fiscal 2005 and fiscal 2004, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flows was 10% lower.

IMPAIRMENT OF LONG-LIVED ASSETS OTHER THAN GOODWILL • Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal 2006, fiscal 2005 and fiscal 2004.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less costs to sell. During fiscal 2006, the Distribution segment recorded an asset impairment charge of $0.3 million related to banana ripening equipment that was replaced by upgraded equipment with the latest technology. During fiscal 2004, asset impairment charges of $0.9 million were recorded in discontinued operations, prior to provision for tax benefit of $0.3 million. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal licensed real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome.

EXIT COSTS • We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 25, 2006 exit costs of $15.3 million are recorded net of approximately $2.5 million of estimated sublease rentals. The following table provides the activity of exit costs for fiscal years 2006, 2005 and 2004:

(In thousands)	Lease and Ancillary Costs
Balance at March 29, 2003	$ 18,973
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,578
Assumption of leases	3,347
Payments, net of interest accretion	(6,560)
Balance at March 27, 2004	18,338
Provision for lease and related ancillary costs, net of estimated sublease recoveries	1,400
Provision for pension withdrawal liability	1,700
Payments, net of interest accretion	(5,918)
Balance at March 26, 2005	15,520
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719
Provision for pension withdrawal liability	1,654
Payments, net of interest accretion	(4,576)
Balance at March 25, 2006	$ 15,317

On March 27, 2006, Spartan Stores assumed lease obligations for 20 stores in conjunction with the D&W acquisition. The leases assumed included obligations for four closed stores, as well as costs for expected future restructuring based upon anticipated events. The present value of future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease terms of $19.2 million were recorded on the date of acquisition.

PENSION • Accounting for defined benefit cash balance pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The significant factors affecting our pension costs are the fair value of plan assets and the selection of key assumptions, including the expected return on plan assets, rate of compensation increases and discount rate used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. Our discount rate is based on current investment yields on high quality fixed-income investments. The discount rate used to determine fiscal 2006 pension expense was 5.50%. A lower discount rate increases the present value of benefit obligations and increases pension expense. Expected return on plan assets is based on historical experience of the plan's portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices, as well as target asset allocation. Our target allocation mix is designed to meet our long-term pension requirements. For fiscal 2006, our assumed rate of return was 8.50%. Over the ten-year period ended March 25, 2006, the average return was approximately 9.50%. We maintained our rate of increases in compensation at 4.00%. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense. A 1.0 point increase/decrease in the discount rate would have decreased/increased fiscal 2006 pension expense by $0.4 million. A 1.0 point increase/decrease in the expected return on plan assets would have decreased/increased fiscal 2006 pension expense by $0.3 million.

The unfunded portion of our defined benefit plans was $5.5 million and $4.8 million for fiscal 2006 and fiscal 2005, respectively. The increase in the unfunded balance during fiscal 2006 is a result of an actuarial loss resulting from unfavorable plan experience compared to actuarial assumptions. Actual return on plan assets of 9.6% and company contributions approximated service and interest costs. Plan assets increased by 6.6% primarily due to market gains on assets and company contributions of $2.9 million partially offset by benefit payments during the year of $4.0 million. Pension expense was $2.1 million in fiscal 2006 and fiscal 2005.

Liquidity and Capital Resources

The following table summarizes our consolidated statements of cash flows for fiscal 2006, fiscal 2005 and fiscal 2004:

(In thousands)

	March 25, 2006	March 26, 2005	March 27, 2004
Net cash provided by operating activities	$ 54,746	$ 60,630	$ 28,139
Net cash used in investing activities	(27,983)	(21,784)	(10,283)
Net cash used in financing activities	(29,437)	(33,814)	(6,922)
Net cash used in discontinued operations	(4,551)	(3,404)	(20,988)
Net (decrease) increase in cash and cash equivalents	(7,225)	1,628	(10,054)
Cash and cash equivalents at beginning of year	14,880	13,252	23,306
Cash and cash equivalents at end of year	$ 7,655	$ 14,880	$ 13,252

Net cash provided by operating activities decreased during fiscal 2006 primarily due to unfavorable changes in working capital related to certain operating assets and the timing of benefit accruals. The increase during fiscal 2005 was primarily due to increased earnings and favorable changes in working capital related to the timing of accounts payable and benefit accruals.

As of March 25, 2006, we have available a Federal income tax net operating loss carryforward of approximately $27.9 million. As a result, no regular Federal income taxes have been paid in fiscal 2006, however, we did pay approximately $0.2 million in Alternative Minimum Tax in Fiscal 2006. No Federal income taxes were paid in Fiscal 2005.

Net cash used in investing activities increased in fiscal 2006 due to increased capital expenditure activity as our improved financial performance allowed us to reinvest in the business. Our Distribution and Retail segments utilized 40.0% and 60.0%, respectively, of our capital expenditure dollars. Expenditures were used for new equipment, software and store remodels and refurbishments. Under the terms of our credit facility, should our available borrowings fall below certain levels, our capital expenditures would be restricted each fiscal year. We are not currently governed by these restrictions, as discussed below.

Net cash used in financing activities includes cash paid and received from our long-term borrowings, payment of financing fees associated with our new credit facilities and dividends paid. We continued to pay down long-term debt during fiscal 2006. Our current maturities of long-term debt at March 25, 2006 are $1.7 million. Our ability to borrow additional funds is governed by the terms of our credit facilities.

Net cash used in discontinued operations contains the net cash flows of our discontinued operations and consists primarily of the payment of store exit cost reserves, insurance run-off claims and other liabilities. We expect the cash usage of our discontinued operations will be approximately $7.0 million to $8.0 million in fiscal 2007.

Our principal sources of liquidity are cash flows generated from operations and our amended $225.0 million senior secured revolving credit facility. The credit facility matures December 2010, and is secured by substantially all of our assets. As of March 25, 2006, we had outstanding borrowings of $55.5 million on our credit facility. We had available borrowings of $112.9 million and maximum availability of $122.9 million at March 25, 2006, which exceeds the minimum excess availability levels, as defined in the credit agreement. On March 27, 2006, proceeds from our senior secured revolving credit facility of $47.9 million were used to acquire certain assets of D&W.

Prior to amending our credit facility in the third quarter of fiscal 2006, we had a $215.0 million senior secured revolving credit facility. The amended credit facility increased to $225.0 million from its original $215.0 million, extended the maturity by two years, and includes a $15.0 million Term B loan as part of the total $225.0 million credit facility, which may be drawn at Spartan Stores' option through June 1, 2006, and thereafter with bank approval of the specific need for the draw.

Also in fiscal 2006, as permitted by the amendment to our credit facility, our board of directors approved a change to our dividend policy and we paid a cash dividend of $0.05 per common share in the fourth quarter. Although we expect to continue to pay a quarterly cash dividend, adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Available borrowings under the credit facility are based on stipulated advance rates on eligible assets, as defined in the credit agreement. The credit facility contains covenants that include the maintenance of minimum EBITDA and maximum capital expenditures, as defined in the credit agreement. These covenants will not be effective as long as we maintain a minimum excess availability level, as defined in the credit agreement. The credit facility provides for the issuance of letters of credit of which $10.5 million were outstanding and unused as of March 25, 2006. Borrowings under the revolving credit portion of the facility bear interest at the London InterBank Offered Rate ("LIBOR") plus 1.50%, adjusted based upon availability levels, or the prime rate (weighted average interest rate of 6.28% at March 25, 2006), and borrowings under the Term B loan bear interest at LIBOR plus 3.50%.

Our current ratio decreased from 1.21:1.00 at March 26, 2005 to 1.14:1.00 at March 25, 2006 and our investment in working capital was $20.7 million at March 25, 2006 versus $30.3 million at March 26, 2005. Our debt to total capital ratio at March 25, 2006 was .31:1.00 versus .43:1.00 at March 26, 2005 primarily due to reducing debt by $29.1 million and the current year net earnings of $18.2 million.

Our total capital structure includes borrowings under our credit facility, various other debt instruments, leases and shareholders' equity. Management believes that cash generated from operating activities and available borrowings under the credit facility are sufficient to support current operations, payment of cash dividends and the D&W acquisition.

The table below presents our significant contractual obligations as of March 25, 2006:

(In thousands)	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-term debt	$ 65,690	$ 1,675	$ 5,269	$ 56,894	$ 1,852
Operating leases	109,847	20,096	34,440	26,321	28,990
Lease and ancillary costs of closed stores	15,317	6,078	6,064	3,075	100
Purchase obligations (merchandise) (1)	107,193	52,693	38,248	6,979	9,273
Purchase obligations (building, equipment, services and other)	1,933	1,933			
Self-insurance liability	8,782	5,024	2,486	764	508
Total	$308,762	$ 87,499	$ 86,507	$ 94,033	$ 40,723

(1) The majority of our purchases involve supply orders to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore no amounts have been included in the table above. The purchase obligations shown in this table represent the amount of product we are contractually obligated to purchase to earn $3.4 million in advanced contract monies received where recognition has been deferred on the Consolidated Balance Sheet. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned upfront contract monies.

In addition to the above, we expect to contribute $2.2 million to our defined benefit plans in fiscal 2007 to meet the minimum funding requirements.

Off-Balance Sheet Arrangements

LETTERS OF CREDIT • We had letters of credit of $10.5 million outstanding and unused at March 25, 2006. The letters of credit are maintained primarily to support payment or deposit obligations. We pay a commission of 3% on the face amount of the letters of credit.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee is required to provide services in exchange for the award. SFAS No. 123(R) replaces SFAS No. 123, and supercedes APB Opinion No. 25 and related implementation guidance. This Statement became effective as of the beginning of fiscal 2007.

We have adopted SFAS No. 123(R) using the "modified prospective" transition method beginning with the first quarter of fiscal 2007. Under this method, awards that are modified, granted, or settled on or after March 26, 2006 will be measured and accounted for in accordance with SFAS No. 123(R). In addition, in our first quarter of fiscal 2007, expense must be recognized for unvested awards that were granted prior to our adoption of SFAS No. 123(R), and the expense will be based on the fair value determined at the grant date under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, we formerly accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, recognized no compensation cost for employee stock options. We believe the impact on net earnings as a result of the adoption of SFAS No. 123(R) will be approximately $0.3 million to $0.4 million in fiscal 2007. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1 to the Consolidated Financial Statements.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 became effective for the Company on March 25, 2006 and did not have a material effect on our consolidated financial statements.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). EITF 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 was adopted starting with our fiscal 2006 second quarter beginning September 11, 2005. Our historical accounting policies comply with these provisions and, consequently, the impact of EITF 05-6 did not have a material effect on our consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period" ("FSP FAS 13-1"). FSP FAS 13-1 requires rental costs associated with building or ground leases incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 was effective for the first reporting period beginning after December 15, 2005, and we adopted FSP FAS 13-1 starting with our fiscal fourth quarter beginning January 1, 2006. The impact of FSP FAS 13-1 did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities, such as dairy, meat and produce, that we buy and sell in both our Distribution and Retail segments and fuel costs. These products, except fuel, are purchased for and sold from inventory in the ordinary course of business.

We are currently exposed to interest rate risk on our outstanding debt. The senior secured revolving credit facility currently bears interest at the LIBOR plus 1.50% or the prime rate (weighted average interest rate of 6.28% at March 25, 2006) on the revolving credit portion of the facility. An additional $0.6 million of our long-term debt is subject to fluctuations in the prime rate. The weighted average interest rates including loan fee amortization for fiscal 2006, fiscal 2005 and fiscal 2004 were 9.56%, 8.33% and 8.77%, respectively.

The estimated carrying value of long-term debt approximates its fair value at March 25, 2006 and March 26, 2005 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities. The following table sets forth the maturities of our debt outstanding as of March 25, 2006:

(In thousands)

Fiscal Year	
2007	$ 1,675
2008	4,676
2009	593
2010	648
2011	56,246
Thereafter	1,852
	$ 65,690

As discussed previously, on March 27, 2006, proceeds of $47.9 million from the revolving credit facility were used to acquire D&W. The balance outstanding on the revolving credit facility is due in fiscal 2011.

Forward-Looking Statements

The matters discussed in this Annual Report include forward-looking statements about our plans, strategies, objectives, goals or expectations. These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or management "expects," "anticipates," "projects," "plans," "believes," "estimates," "intends," is "optimistic" or "confident" that a particular result or event "will," "may," "could," "should", or "will likely" occur or "continue" in the future, that the "outlook" or "trend" is toward a particular result or occurrence, that a development is a "priority", "opportunity" or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies" in this Annual Report, are inherently forward-looking.

In addition to other risks and uncertainties described in this Annual Report and our periodic reports filed with the Securities and Exchange Commission, there are many factors that could cause actual results to differ materially from our forward-looking statements. Our ability to strengthen our retail-store performance; maintain or grow sales; maintain or increase gross margin; maintain and improve customer and supplier relationships; realize expected benefits of new relationships; realize growth opportunities; expand our customer base; anticipate and successfully respond to openings of competitors; reduce operating costs; sell on favorable terms assets classified as held for sale; generate cash; continue to meet the terms of our debt covenants; and implement the other programs, plans, priorities, strategies, objectives, goals or expectations described in this Annual Report will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors.

Anticipated future sales are subject to competitive pressures from many sources. Our Grocery Distribution and Retail businesses compete with many supercenters, warehouse discount stores, supermarkets, pharmacies and product manufacturers. Future sales will be dependent on the number of retail stores that we own and operate, our ability to retain and add to the retail stores to whom we distribute, competitive pressures in the retail industry generally and our geographic markets specifically, and our ability to implement effective new marketing and merchandising programs. Competitive pressures may result in unexpected reductions in sales volumes, product prices or service fees.

Our operating and administrative expenses, and as a result our net earnings, may be adversely affected by unexpected costs associated with, among other factors, difficulties in the operation of our business segments; future business acquisitions; changes in business relationships with independent retail grocery store customers; difficulties in the retention or hiring of employees; labor shortages, stoppages or disputes; business and asset divestitures; increased transportation or fuel costs; current or future lawsuits and administrative proceedings; and losses of, or financial difficulties of, customers or suppliers. Our future costs for pension and postretirement benefit costs may be adversely affected by changes in actuarial assumptions and methods, investment return and the composition of the group of employees and retirees covered, changes in our business that result in a withdrawal liability under multi-employer plans, and the actions and contributions of other employers who participate in multi-employer plans to which we contribute. Our operating and administrative expenses, net earnings and cash flow could also be adversely affected by changes in our sales mix. Our ongoing cost reduction initiatives and changes in our marketing and merchandising programs may not be as successful as we anticipate. Acts of terrorism or war have in the past and may in the future result in considerable economic and political uncertainties that could have adverse effects on consumer buying behavior, fuel costs, shipping and transportation, product imports and other factors affecting our company and the grocery industry generally. Our asset impairment and exit cost provisions are estimates and actual costs may be more or less than these estimates. Our future interest expense and income also may differ from current expectations, depending upon, among other factors, the amount of additional borrowings; changes in our borrowing agreements; changes in the interest rate environment; and changes in the amount of fees received or paid. The availability of our secured loan agreement depends on compliance with the terms of the loan agreement.

Our ability to realize increased sales and earnings as a result of our recent acquisition of certain of the assets of D&W Food Centers, Inc. ("D&W") depends on our ability to successfully complete the transaction, integrate the acquired assets, and implement our plans and business practices. Our ability to identify and realize opportunities to grow through acquisition is not assured and depends on a variety of factors, not all of which are within our control.

Our adoption of a dividend policy does not commit the Board of Directors to declare future dividends. Each future dividend will be considered and declared by the Board of Directors in its discretion. The ability of the Board of Directors to continue to declare dividends will depend on a number of factors, including our future financial condition and profitability and compliance with the terms of our credit facilities.

Investors are encouraged to read the more complete discussion of "Risk Factors" in Item 1A of our Annual Report on Form 10-K. This discussion is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This discussion is not a complete list of all of the factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We cannot assure you that the forward-looking statements in this annual report will prove to be accurate. If our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements as representations or assurances that we will achieve our objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS

Spartan Stores, Inc. and Subsidiaries

(In thousands, except per share data)	Year Ended March 25, 2006	March 26, 2005	March 27, 2004
Net sales	$ 2,039,926	$ 2,043,187	$ 2,054,977
Cost of sales	1,657,742	1,656,516	1,679,478
Gross margin	382,184	386,671	375,499
Operating expenses			
Selling, general and administrative	344,095	349,174	362,937
Provision for asset impairments and exit costs	1,057	-	-
Total operating expenses	345,152	349,174	362,937
Operating earnings	37,032	37,497	12,562
Other income and expenses			
Interest expense	7,669	9,315	13,146
Debt extinguishment	-	561	8,798
Other, net	(1,306)	(924)	(275)
Total other income and expenses	6,363	8,952	21,669
Earnings (loss) before income taxes and discontinued operations	30,669	28,545	(9,107)
Income taxes	10,307	8,682	(3,187)
Earnings (loss) from continuing operations	20,362	19,863	(5,920)
Loss from discontinued operations, net of taxes	(2,190)	(1,037)	(778)
Net earnings (loss)	$ 18,172	$ 18,826	$ (6,698)
Basic earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 0.98	$ 0.97	$ (0.30)
Loss from discontinued operations	(0.11)	(0.05)	(0.03)
Net earnings (loss)	$ 0.87	$ 0.92	$ (0.33)
Diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ 0.96	$ 0.96	$ (0.30)
Loss from discontinued operations	(0.10)	(0.05)	(0.03)
Net earnings (loss)	$ 0.86	$ 0.91	$ (0.33)
Weighted average shares:			
Basic	20,796	20,439	20,016
Diluted	21,174	20,743	20,016

See notes to consolidated financial statements.

Consolidated Balance Sheets

Spartan Stores, Inc. and Subsidiaries

(In thousands)

Assets	**March 25, 2006**	**March 26, 2005**
Current assets		
Cash and cash equivalents	$ 7,655	$ 14,880
Accounts receivable, net	45,280	43,445
Inventories, net	95,892	95,988
Prepaid expenses and other current assets	5,433	7,884
Deferred taxes on income	6,801	5,396
Property and equipment held for sale	6,634	3,855
Total current assets	167,695	171,448
Other assets		
Goodwill	72,555	72,315
Deferred taxes on income	9,061	18,680
Other, net	14,108	13,135
Total other assets	95,724	104,130
Property and equipment		
Land and improvements	13,513	13,674
Buildings and improvements	120,851	117,797
Equipment	216,082	209,239
Total property and equipment	350,446	340,710
Less accumulated depreciation and amortization	235,268	231,831
Property and equipment, net	115,178	108,879
Total assets	$ 378,597	$ 384,457

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	March 25, 2006	March 26, 2005
Current liabilities		
Accounts payable	$ 90,992	$ 82,391
Accrued payroll and benefits	29,826	30,775
Other accrued expenses	24,466	25,176
Current maturities of long-term debt	1,675	2,848
Total current liabilities	146,959	141,190
Other long-term liabilities	13,504	16,814
Postretirement benefits	8,702	9,097
Long-term debt	64,015	91,946
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 21,023 and 20,524 shares outstanding	123,256	118,144
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Deferred stock-based compensation	(2,873)	(719)
Accumulated other comprehensive loss	(276)	(203)
Retained earnings	25,310	8,188
Total shareholders' equity	145,417	125,410
Total liabilities and shareholders' equity	$ 378,597	$ 384,457

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Spartan Stores, Inc. and Subsidiaries

(In thousands, except per share data)

	Shares Outstanding	Common Stock	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance – March 30, 2003	19,999	$ 116,388	$ -	$ (2,816)	$ (3,940)	$ 109,632
Comprehensive loss, net of tax:						
Net loss for fiscal 2004	-	-	-	-	(6,698)	(6,698)
Unrealized gain on interest rate swap agreements	-	-	-	372	-	372
Minimum pension liability adjustment	-	-	-	2,383	-	2,383
Unrealized loss on securities	-	-	-	(121)	-	(121)
Total comprehensive loss	-	-	-	-	-	(4,064)
Purchases of common stock	(56)	(164)	-	-	-	(164)
Issuances of restricted stock	149	442	(442)	-	-	-
Amortization of restricted stock	-	-	263	-	-	263
Balance – March 27, 2004	20,092	116,666	(179)	(182)	(10,638)	105,667
Comprehensive income, net of tax:						
Net earnings for fiscal 2005	-	-	-	-	18,826	18,826
Minimum pension liability adjustment	-	-	-	(21)	-	(21)
Total comprehensive income	-	-	-	-	-	18,805
Issuances of common stock	209	748	-	-	-	748
Issuances of restricted stock	248	811	(811)	-	-	-
Cancellations of restricted stock	(25)	(81)	81	-	-	-
Amortization of restricted stock	-	-	190	-	-	190
Balance – March 26, 2005	20,524	118,144	(719)	(203)	8,188	125,410
Comprehensive income, net of tax:						
Net earnings for fiscal 2006	-	-	-	-	18,172	18,172
Minimum pension liability adjustment	-	-	-	(73)	-	(73)
Total comprehensive income	-	-	-	-	-	18,099
Dividends - $.05 per share	-	-	-	-	(1,050)	(1,050)
Issuances of common stock and related tax benefit on stock option exercises	294	1,703	-	-	-	1,703
Issuances of restricted stock and related income tax benefits	252	3,616	(3,121)	-	-	495
Cancellations of restricted stock	(47)	(207)	126	-	-	(81)
Amortization of restricted stock	-	-	841	-	-	841
Balance – March 25, 2006	21,023	$ 123,256	$ (2,873)	$ (276)	$ 25,310	$ 145,417

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Spartan Stores, Inc. and Subsidiaries

(In thousands)		Year Ended	
	March 25, 2006	March 26, 2005	March 27, 2004
Cash flows from operating activities			
Net earnings (loss)	$ 18,172	$ 18,826	$ (6,698)
Loss from discontinued operations	2,190	1,037	778
Earnings (loss) from continuing operations	20,362	19,863	(5,920)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Provision for asset impairments and exit costs	1,057	-	-
Debt extinguishment	-	561	8,798
Depreciation and amortization	21,392	22,582	28,433
Postretirement benefits	(507)	(819)	(553)
Deferred taxes on income	9,677	8,426	(3,202)
Restricted stock amortization	760	190	263
(Gain) loss on sale of assets	(1,135)	(748)	80
Other	367	64	(70)
Change in operating assets and liabilities:			
Accounts receivable	(1,871)	(4,590)	3,422
Inventories	96	91	8,501
Prepaid expenses and other assets	678	4,263	6,597
Refundable income taxes	-	-	9,349
Accounts payable	6,259	7,547	(19,501)
Accrued payroll and benefits	(828)	6,390	3,490
Other accrued expenses and other liabilities	(1,561)	(3,190)	(11,548)
Net cash provided by operating activities	54,746	60,630	28,139
Cash flows from investing activities			
Purchases of property and equipment	(29,498)	(25,354)	(11,539)
Net proceeds from the sale of assets	2,370	3,897	630
Other	(855)	(327)	626
Net cash used in investing activities	(27,983)	(21,784)	(10,283)
Cash flows from financing activities			
Net (payments) proceeds from revolving credit facility	(26,498)	(15,187)	108,801
Proceeds from long-term borrowings	-	-	15,000
Repayment of long-term debt	(2,324)	(18,883)	(121,637)
Financing fees paid	(447)	(492)	(9,086)
Proceeds from sale of common stock	882	748	-
Dividends paid	(1,050)	-	-
Net cash used in financing activities	(29,437)	(33,814)	(6,922)
Cash flows from discontinued operations (Revised – See note 1)			
Net cash (used in) provided by operating activities	(4,042)	(3,895)	24,213
Net cash provided by investing activities	-	565	49,032
Net cash used in financing activities	(509)	(74)	(94,233)
Net cash used in discontinued operations	(4,551)	(3,404)	(20,988)
Net (decrease) increase in cash and cash equivalents	(7,225)	1,628	(10,054)
Cash and cash equivalents at beginning of year	14,880	13,252	23,306
Cash and cash equivalents at end of year	$ 7,655	$ 14,880	$ 13,252
Supplemental Cash Flow Information:			
Cash paid for interest	$ 7,740	$ 8,859	$ 15,146
Cash paid for income taxes	$ 215	$ 17	$ 99

See notes to consolidated financial statements.

Note 1

Summary of Significant Accounting Policies and Basis of Presentation

PRINCIPLES OF CONSOLIDATION • The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES • The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

RISKS AND UNCERTAINTIES • Unions represent approximately 16% of our associates. Contracts covering approximately 600 distribution center and transportation associates will expire in October 2006. A contract covering an additional 160 distribution center and transportation associates expires in April 2010. Contracts covering approximately 450 retail associates expire between June 2006 and February 2009.

FISCAL YEAR • Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004 each consisted of 52 weeks.

REVENUE RECOGNITION • The Retail segment recognizes revenues from the sale of products at the point of sale. The Distribution segment recognizes revenues when products are shipped or ancillary services are provided.

COST OF SALES • Cost of sales includes purchase costs, freight, physical inventory adjustments, markdowns and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of sales when the related product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS • Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts and notes payable approximate fair value at March 25, 2006 and March 26, 2005 because of the short-term nature of these financial instruments. The estimated carrying value of long-term debt approximates its fair value at March 25, 2006 and March 26, 2005 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities.

CASH AND CASH EQUIVALENTS • Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

ACCOUNTS RECEIVABLE • Accounts receivable are shown net of allowances for credit losses of $2.6 million in fiscal 2006 and $3.4 million in fiscal 2005. Spartan Stores evaluates the adequacy of its allowances by analyzing the aging of receivables, customer financial condition, historical collection experience, the value of collateral and other economic and industry factors.

INVENTORY VALUATION • Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $42.1 million and $41.3 million higher at March 25, 2006 and March 26, 2005, respectively. During fiscal 2006 and fiscal 2005, certain inventory quantities were reduced. The reductions resulted in liquidation of LIFO inventory carried at lower costs prevailing in prior years, the effect of which decreased the LIFO provision in fiscal 2006 and fiscal 2005 by $0.9 million and $0.6 million, respectively.

Spartan Stores utilizes the retail inventory method to value inventory for the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of goods sold and gross margin calculated by applying a cost ratio to the retail value of inventories. During the fourth quarter of fiscal 2004, Spartan Stores implemented a stock ledger inventory and margin management system that significantly enhanced its ability to calculate and track gross margin and inventory balances on a weekly basis. The stock ledger automatically captures purchase costs, retail prices and markdowns at the transaction level, making our inventory valuation estimates more precise. Spartan Stores recorded a pretax non-cash charge of $3.7 million ($2.4 million after tax) in Cost of sales in fiscal 2004 as a result of the implementation of this system.

LONG-LIVED ASSETS OTHER THAN GOODWILL • Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal licensed real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

PROPERTY AND EQUIPMENT HELD FOR SALE • Property and equipment held for sale consists of land, buildings and equipment that Spartan Stores expects to sell within 12 months. The assets are included in the following segments:

(In thousands)

	2006	2005
Distribution	$ 1,567	$ 2,483
Retail	3,278	-
Discontinued operations	1,789	1,372
Total	$ 6,634	$ 3,855

GOODWILL • Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed at least annually for impairment using a discounted cash flow model.

OTHER ASSETS • Included in Other assets are intangibles and debt issuance costs. Intangible assets primarily consist of favorable lease agreements and non-compete agreements, which are amortized on a straight-line basis over the lease terms of 8 to 20 years, or the non-compete agreement length of 3 to 15 years. Debt issuance costs are amortized over the term of the related financing agreement.

PROPERTY AND EQUIPMENT • Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method as follows:

Land improvements	15 years
Buildings and improvements	15 to 40 years
Equipment	3 to 10 years

Software development costs are generally capitalized and amortized between 3 and 7 year periods commencing as each system is implemented.

Gains on the sales of property and equipment totaled $1.4 million, $0.8 million and $0 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. Gains and losses on the disposal of property and equipment is included in Other, net in the Consolidated Statements of Operations.

ACCOUNTS PAYABLE • Accounts payable also include checks that have been issued and have not cleared Spartan Stores' controlled disbursement bank accounts.

INSURANCE RESERVES • Insurance reserves include provisions for workers' compensation, health and property insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information. Also included is a provision for losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment.

INCOME TAXES • Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS • Spartan Stores previously used interest rate swap agreements that expired on June 30, 2003. The agreements effectively converted a portion of variable rate debt to a fixed rate basis. These agreements were considered to be a hedge against changes in future cash flows. Accordingly, the related gain or loss on these contracts was deferred in shareholders' equity as a component of accumulated other comprehensive income (loss).

STOCK-BASED COMPENSATION • Spartan Stores has stock incentive plans, which are more fully described in Note 11. Spartan Stores accounts for stock option grants in accordance with SFAS No. 123, and as allowed by this statement recognizes expense using the intrinsic value method prescribed by APB Opinion No. 25 and related Interpretations. No stock-based compensation cost for stock options is reflected in the Consolidated Statements of Operations, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) and earnings (loss) per share as if Spartan Stores had applied the fair value recognition principles of Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation," to stock options granted to employees:

(In thousands, except per share data)

	2006	2005	2004
Net earnings (loss), as reported	$ 18,172	$ 18,826	$ (6,698)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(328)	(307)	(442)
Pro forma net earnings (loss)	$ 17,844	$ 18,519	$ (7,140)
Basic earnings (loss) per share – as reported	$ 0.87	$ 0.92	$ (0.33)
Basic earnings (loss) per share – pro forma	$ 0.86	$ 0.91	$ (0.36)
Diluted earnings (loss) per share – as reported	$ 0.86	$ 0.91	$ (0.33)
Diluted earnings (loss) per share – pro forma	$ 0.84	$ 0.89	$ (0.36)

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	57.73%	57.73%	39.00%
Risk-free interest rate	3.86%	3.89% - 4.41%	3.19% - 3.81%
Expected life of option	7 years	7 years	8 years

EARNINGS (LOSS) PER SHARE • Basic earnings (loss) per share ("EPS") excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under Spartan Stores' stock option plans.

Weighted average shares issuable upon the exercise of stock options that were not included in the earnings (loss) per share calculations because they were antidilutive were 618,593 in fiscal 2006, 1,018,889 in fiscal 2005 and 1,364,725 in fiscal 2004.

ADVERTISING COSTS • Spartan Stores' advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising expenses were $8.6 million in fiscal 2006, $9.9 million in fiscal 2005 and $9.2 million in fiscal 2004.

COMPREHENSIVE INCOME • Comprehensive income (loss) is net earnings (loss) adjusted for the net gain or loss on interest rate swap agreements, unrealized gains and losses on securities and minimum pension liability, net of applicable income taxes. The components of accumulated other comprehensive income (loss) are as follows:

(In thousands)

	Unrealized Gain (Loss) on Securities	Interest Rate Swap Liability	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balances at March 30, 2003	$ 121	$ (372)	$ (2,565)	$ (2,816)
Other comprehensive (loss) gain for 2004, net of tax of $1,418	(121)	372	2,383	2,634
Balances at March 27, 2004	-	-	(182)	(182)
Other comprehensive loss for 2005, net of tax of $11	-	-	(21)	(21)
Balances at March 26, 2005	-	-	(203)	(203)
Other comprehensive loss for 2006, net of tax of $39	-	-	(73)	(73)
Balances at March 25, 2006	$ -	$ -	$ (276)	$ (276)

RECENTLY ISSUED ACCOUNTING STANDARDS • In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the consolidated financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee is required to provide services in exchange for the award. SFAS No. 123(R) will require the immediate recognition at the date of grant of the full share-based compensation expense for grants to retirement eligible employees, as the explicit vesting period is non-substantive. SFAS No. 123(R) replaces SFAS No. 123, and supercedes APB Opinion No. 25 and related implementation guidance. This Statement became effective for Spartan Stores as of the beginning of fiscal 2007.

Spartan Stores adopted SFAS No. 123(R) using the "modified prospective" transition method beginning with the first quarter of fiscal 2007. Under this method, awards that are modified, granted, or settled on or after March 26, 2006 will be measured and accounted for in accordance with SFAS No. 123(R). In addition, in Spartan Stores' first quarter of fiscal 2007, expense must be recognized for unvested awards that were granted prior to Spartan Stores' adoption of SFAS No. 123(R), and the expense will be based on the fair value determined at the grant date under SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, Spartan Stores formerly accounted for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, recognized no compensation cost for employee stock options. Spartan Stores believes the impact on net earnings as a result of the adoption of SFAS No. 123(R) will be approximately $0.3 million to $0.4 million in fiscal 2007. Had Spartan Stores adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an Interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 became effective for Spartan Stores on March 25, 2006 and did not have a material effect on Spartan Stores' consolidated financial statements.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). EITF 05-6 requires that leasehold improvements acquired in a business combination be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF 05-6 also requires that leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 was adopted starting with Spartan Stores' fiscal 2006 second quarter beginning September 11, 2005. Spartan Stores' historical accounting policies comply with these provisions and, consequently, the adoption of EITF 05-6 did not have a material effect on Spartan Stores' consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period" ("FSP FAS 13-1"). FSP FAS 13-1 requires rental costs associated with building or ground leases incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 was effective for the first reporting period beginning after December 15, 2005, and Spartan Stores adopted FSP FAS 13-1 starting with the fiscal fourth quarter beginning January 1, 2006. The impact of FSP FAS 13-1 did not have a material effect on Spartan Stores' consolidated financial statements.

REVISION • In fiscal 2006 the operating, investing and financing portions of the cash flows attributable to discontinued operations have been separately disclosed, which in prior periods were reported on a combined basis as a single amount.

RECLASSIFICATIONS • Certain reclassifications have been made to the fiscal 2005 and fiscal 2004 financial statements to conform to the fiscal 2006 presentation.

Note 2

Acquisition of Assets

On March 27, 2006, Spartan Stores acquired certain operating assets of D&W Food Centers, Inc. and D&W Associate Resources, LLC (together "D&W"), a privately-held Grand Rapids, Michigan-based retail grocery operator with 20 retail stores located in West Michigan. The acquisition was made to obtain the store locations and operations of D&W, to diversify our retail offering with a more perishable oriented operation, to solidify and grow market share and to realize numerous synergies. The purchased assets included leasehold improvements, fixtures, tangible personal property, equipment, trademarks, trade names, intangible property and inventories. Spartan Stores paid a total cash purchase price of $47.9 million for these operations. Spartan Stores assumed D&W's lease obligations for the 20 stores and the central commissary as well as specified contracts. Spartan Stores continues to operate 16 of the former D&W stores and the commissary. The funds used for the transaction were drawn under Spartan Stores' existing bank credit facilities.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)

	March 27, 2006
Current assets	$ 5,035
Goodwill	68,111
Favorable leases	1,365
Other intangible assets	1,211
Property and equipment, net	21,083
Total assets acquired	96,805
Current liabilities	2,744
Capital lease obligations, less current portion	21,377
Exit cost reserves, less current portion	17,488
Unfavorable leases	7,274
Total liabilities assumed	48,883
Net assets acquired	$ 47,922

Goodwill of $45.2 million and $22.9 million was assigned to the Retail and Distribution segments, respectively, based upon the expected benefits to be derived from the business combination. Goodwill of $68.1 million is expected to be deductible for tax purposes.

Amortizable intangible assets acquired consisted of favorable leases and amounted to $1.4 million. The weighted average amortization period is 10.9 years. Other intangible assets acquired include $1.2 million of licenses for the sale of alcoholic beverages. The licenses have an indefinite life and therefore are not amortized.

Future lease commitments under the assumed capital and operating leases are as follows:

(In thousands)

Fiscal Year	Capital	Operating	Total
2007	$ 2,645	$ 6,103	$ 8,748
2008	2,645	6,142	8,787
2009	2,682	5,792	8,474
2010	2,765	4,952	7,717
2011	2,831	4,590	7,421
Thereafter	26,324	25,698	52,022
Total	39,892	$ 53,277	$ 93,169
Interest	(17,854)		
Present value of minimum obligations	22,038		
Current portion	661		
Long-term obligations at March 27, 2006	$ 21,377		

Capital lease assets resulting from the D&W acquisition had a value of $14.2 million on March 27, 2006.

Unaudited Pro Forma Condensed Combined Financial Information

The following tables provide unaudited pro forma condensed combined financial information for Spartan Stores after giving effect to the acquisition described above and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. This information is based on adjustments to the historical consolidated financial statements of Spartan Stores and D&W using the purchase method of accounting for business combinations. The pro forma adjustments do not include any of the cost savings and other synergies anticipated to result from the acquisition. These pro forma results are based on assumptions considered appropriate by management and include all material adjustments as considered necessary. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results that would have actually been reported as of the date or for the year presented had the acquisition taken place on such date or at the beginning of the year indicated, or to project Spartan Stores' financial position or results of operations which may be reported in the future.

The following unaudited pro forma condensed combined balance sheet as of March 25, 2006 is based upon the historical consolidated financial statements of Spartan Stores and D&W as of that period. The following unaudited pro forma condensed combined statement of earnings for the year ended March 25, 2006 is based upon the historical consolidated financial statements of Spartan Stores and D&W for that period. The pro forma adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the audited historical financial statements of Spartan Stores included in this report and the audited historical financial statements of D&W found in Exhibit 99 of our Annual Report on Form 10-K.

Unaudited Pro Forma Condensed Combined Balance Sheet

(In thousands)	March 25, 2006			
ASSETS	**Spartan Stores[1]**	**D&W[2]**	**Pro Forma Adjustments[3]**	**Pro Forma Combined**
Current assets				
Cash and cash equivalents	$ 7,655	$ 2,225	$ (2,221) (a)	$ 7,659
Accounts receivable, net	45,280	3,730	(4,212) (a) (b)	44,798
Inventories	95,892	7,984	(3,459) (a) (c)	100,417
Other current assets	18,868	425	1,437 (a) (d) (f)	20,730
Total current assets	167,695	14,364	(8,455)	173,604
Other assets				
Goodwill, net	72,555	852	68,261 (a) (g)	141,668
Other, net	23,169	751	(419) (a) (d) (e) (f)	23,501
Total other assets	95,724	1,603	67,842	165,169
Property and equipment				
Land, buildings and improvements	134,364	35,160	(18,856) (a) (h)	150,668
Equipment	216,082	62,216	(57,437) (a) (h)	220,861
Total property and equipment	350,446	97,376	(76,293)	371,529
Less accumulated depreciation and amortization	235,268	75,691	(75,691) (a) (h)	235,268
Net property and equipment	115,178	21,685	(602)	136,261
Total assets	$ 378,597	$ 37,652	$ 58,785	$ 475,034
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$ 90,992	$ 15,072	$ (15,042) (a) (b) (j)	$ 91,022
Accrued payroll and benefits	29,826	2,887	(2,548) (a) (j)	30,165
Other accrued expenses	24,466	5,129	(2,548) (a) (i)	27,047
Current maturities of long-term debt and capital lease obligations	1,675	10,464	(9,803) (k)	2,336
Total current liabilities	146,959	33,552	(29,941)	150,570
Other long-term liabilities	22,206	5,122	19,641 (a) (e) (i)	46,969
Long-term debt and capital lease obligations	64,015	18,170	49,893 (k)	132,078
Shareholders' equity				
Common stock	123,256	5	(5) (l)	123,256
Other	(3,149)	186	(186) (l)	(3,149)
Retained earnings (accumulated deficit)	25,310	(19,383)	19,383 (l)	25,310
Total shareholders' equity (deficiency)	145,417	(19,192)	19,192	145,417
Total liabilities and shareholders' equity	$ 378,597	$ 37,652	$ 58,785	$ 475,034

See accompanying notes to unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Earnings

(In thousands, except per share amounts)	Year Ended March 25, 2006			
	Spartan Stores [4]	D&W [5]	Pro Forma Adjustments [6]	Pro Forma Combined
Net sales	$ 2,039,926	$ 244,773	$ (40,865) (m) (n)	$ 2,243,834
Cost of goods sold	1,657,742	172,581	(39,899) (m) (n) (r)	1,790,424
Gross margin	382,184	72,192	(966)	453,410
Operating expenses				
Selling, general and administrative	344,095	72,371	(12,786) (m) (o) (p) (r)	403,680
Provision for asset impairment and exit costs	1,057			1,057
Total operating expenses	345,152	72,371	(12,786)	404,737
Operating earnings (loss)	37,032	(179)	11,820	48,673
Other income and expenses				
Interest expense	7,669	3,579	2,009 (q)	13,257
Other, net	(1,306)	(204)	204	(1,306)
Other income and expenses, net	6,363	3,375	2,213	11,951
Earnings (loss) before income taxes and discontinued operations	30,669	(3,554)	9,607	36,722
Income taxes	10,307		3,732 (s) (t)	14,039
Earnings (loss) from continuing operations	$ 20,362	$ (3,554)	$ 5,875	$ 22,683
Basic earnings per share from continuing operations:	$ 0.98			$ 1.09
Diluted earnings per share from continuing operations:	$ 0.96			$ 1.07
Weighted average shares outstanding:				
Basic	20,796			20,796
Diluted	21,176			21,176

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Represents the historical audited balance sheet of Spartan Stores as of March 25, 2006.
2. Represents the historical audited balance sheet of D&W as of December 25, 2005.
3. Represents the pro forma adjustments required to account for the acquisition as a purchase as of March 25, 2006, including the following:
   (a) To eliminate D&W assets and liabilities not acquired or assumed.
   (b) To eliminate receivable and payable between Spartan Stores and D&W.
   (c) To record inventories at fair market value, including the elimination of the LIFO reserve.
   (d) To record deferred taxes on assets acquired and liabilities assumed.
   (e) To record favorable and unfavorable leases assumed.
   (f) To adjust other assets acquired to fair value.
   (g) To record goodwill in connection with the acquisition including legal and professional fees directly related to the acquisition.
   (h) To adjust property and equipment acquired to fair value and eliminate historical accumulated depreciation.
   (i) To record exit costs related to acquired closed store locations and estimated future restructurings.
   (j) To record other liabilities assumed.
   (k) To reflect the financing transactions related to the acquisition. Such financing was presented assuming borrowings under Spartan Stores' revolving credit facility.
   (l) To eliminate D&W's historical shareholders' equity.
4. Represents the historical audited statement of earnings of Spartan Stores for the year ended March 25, 2006.
5. Represents the historical audited statement of operations of D&W for the year ended December 25, 2005. Certain reclassifications have been made to the historical statement of operations of D&W to conform to the classifications used by Spartan Stores.
6. Represents the pro forma adjustments required to account for the acquisition as a purchase as of March 27, 2005, including the following:
   (m) To eliminate certain business operations of D&W not acquired.
   (n) To eliminate sales and purchases transactions between Spartan Stores and D&W.
   (o) To adjust rent expense for changes resulting from the fair valuation of leases assumed.
   (p) To adjust depreciation expense for changes resulting from the fair valuation of property and equipment acquired.
   (q) To record interest expense associated with borrowings incurred in connection with the acquisition and to eliminate interest expense related to D&W debt not assumed.
   (r) To record incremental gross profit and selling, general and administrative expenses to the Distribution segment due to increased volume resulting from the acquisition.
   (s) To record provision for federal income taxes as a "C" corporation based on D&W's historical results as D&W was a Subchapter S corporation.
   (t) To record provision for federal income taxes on the pro forma adjustments.

Spartan Stores expects to incur approximately $1.0 million, $0.6 million after-tax, of start-up costs during fiscal 2007 related to training, cleaning the stores and restocking shelves. These costs were not considered in the preceding pro forma condensed combined statement of earnings.

Note 3
Goodwill and Other Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

Changes in the carrying amount of goodwill were as follows:

(In thousands)

	Retail	Grocery Distribution	Total
Balance at March 28, 2004	$ 41,759	$ 30,346	$ 72,105
Other	210	-	210
Balance at March 26, 2005	41,969	30,346	72,315
Other	240	-	240
Balance at March 25, 2006	$ 42,209	$ 30,346	$ 72,555

The following table reflects the components of amortized intangible assets, included in Other, net on the Consolidated Balance Sheets:

(In thousands)

	March 25, 2006		March 26, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 4,682	$ 2,106	$ 4,332	$ 1,619
Favorable leases	2,506	1,290	2,506	1,104
Total	$ 7,188	$ 3,396	$ 6,838	$ 2,723

The weighted average amortization period of non-compete agreements, favorable leases, and intangible assets in total is 9.4 years, 13.2 years and 10.4 years, respectively. Amortization expense for intangible assets was $0.7 million for fiscal years 2006 and 2005. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	**Amortization Expense**
2007	$ 592
2008	542
2009	500
2010	399
2011	362
Total	$ 2,395

Note 4
Discontinued Operations

Spartan Stores' former convenience distribution operations, insurance operations and certain of its Retail, Distribution and real estate operations have been recorded as discontinued operations. Results of the discontinued operations are excluded from the accompanying notes to the consolidated financial statements for all periods presented, unless otherwise noted.

CONVENIENCE DISTRIBUTION OPERATIONS • During the fourth quarter of fiscal 2004, Spartan Stores completed the sale of the operating assets of United Wholesale Grocery Company ("United"). Proceeds received on the sale of these assets were $16.9 million. The asset sale included a continuing supply agreement between Spartan Stores and the new owner; however, this supply agreement does not constitute a significant continuing involvement, as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As such, the operations and discontinued cash flows of United have been eliminated from the ongoing operations of Spartan Stores.

During the first quarter of fiscal 2004 Spartan Stores completed the sale of substantially all the assets of L&L/Jiroch Distributing Company and J.F. Walker Company to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities. In fiscal 2006, a pre-tax gain of $1.5 million was recognized in anticipation of liquidation of the convenience distribution entities.

INSURANCE OPERATIONS • At March 25, 2006, Spartan Stores had approximately $1.7 million remaining in insurance reserves for open claim liabilities related to policies that were not ceded (transferred) to an unrelated third party. Spartan Stores will remain obligated under these policies until all claims are closed and has retained an independent third party administrator to manage these claims. Spartan Stores has not issued policies since December 31, 2001 and retains liability only for those policies issued prior to September 1, 2000. In fiscal 2005, a $1.2 million credit was recorded based upon better than anticipated claims results, which resulted in lower actuarial determined liabilities. Net loss from the insurance operations from the measurement date, January 2001, to March 25, 2006 totaled $1.8 million.

RETAIL OPERATIONS • During fiscal 2003, Spartan Stores closed 15 retail stores and announced the closing of 13 of its *Food Town* retail stores principally located in Toledo, Ohio and outlying areas with the remaining 26 Food Town stores to be sold or closed. During fiscal 2004, Spartan Stores completed the sale of 24 *Food Town* stores for net proceeds of $42.1 million. Stores not sold were closed.

Spartan Stores anticipates that it will be subject to a partial withdrawal liability from a multi-employer pension plan related to the 2003 closures of certain of its discontinued *Food Town* stores when a final determination is made after June 30, 2006. Recent estimates provided by the trustees of the multi-employer pension plan indicate that there will be an underfunded liability which Spartan Stores believes to have resulted from a change in actuarial assumptions, investment performance, other employers' withdrawals, or a combination of these factors, occurring subsequent to the closure of these stores. Spartan Stores intends to challenge such a determination prior to settling the partial withdrawal liability when assessed after June 2006. Spartan Stores has estimated its liability based on available preliminary information and recorded an after-tax charge of approximately $1.1 million in Discontinued Operations in the third quarter of fiscal 2006.

Spartan Stores continually monitors specific market conditions for its discontinued operations real estate. During fiscal 2006, fiscal 2005 and fiscal 2004 Spartan Stores recorded an additional liability of $2.2 million, $1.4 million and $2.6 million, respectively, for changes in its estimated sublease income due to revised estimates of such offsets to its closed store lease liabilities.

DISTRIBUTION OPERATIONS • Spartan Stores consolidated its Toledo, Ohio distribution operations into its Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the *Food Town* stores, the operations related to these facilities were classified as discontinued operations in the consolidated financial statements because the operations and cash flows of these facilities were substantially eliminated from ongoing operations. Spartan Stores continues to distribute to its *The Pharm* stores in Ohio from its distribution facilities in Michigan.

REAL ESTATE OPERATIONS • In fiscal 2004 and 2003, Spartan Stores sold properties representing substantially all of the remaining assets and operations of its former Real Estate segment; accordingly, the results of operations of the discontinued components of the Real Estate segment and the net gain (loss) on disposal have been reported as discontinued operations.

A summary of the results of discontinued operations reported in the Consolidated Statements of Operations and significant assets and liabilities of discontinued operations reported in the Consolidated Balance Sheets are included below:

(In thousands, except per share data)

	Year Ended March 25, 2006	March 26, 2005	March 27, 2004
Net sales	$ -	$ -	$ 320,038
Loss from discontinued operations			
Loss from operations, including provision for asset impairments and exit costs of $2,210, $3,100 and $6,794	(3,758)	(2,683)	(11,565)
Gain on disposal	-	-	10,055
Tax benefit	1,568	1,646	732
Loss from discontinued operations	$ (2,190)	$ (1,037)	$ (778)
Basic loss per share	$ (0.11)	$ (0.05)	$ (0.03)
Diluted loss per share	$ (0.10)	$ (0.05)	$ (0.03)

(In thousands)

	March 25, 2006	March 26, 2005
Current assets *	$ 2,326	$ 1,909
Property and equipment, net	3,724	4,157
Current liabilities	6,700	6,896
Long-term liabilities	6,083	7,459

Includes property and equipment held for sale

In accordance with Emerging Issues Task Force Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the debt that was required to be repaid as a result of asset dispositions. Interest expense of $1.9 million was allocated to, and is included in, Loss from discontinued operations in the Consolidated Statements of Operations for fiscal 2004. Interest expense was not allocated to discontinued operations in fiscal 2005 and fiscal 2006, as all related debt has been paid as a result of the disposal of these operations.

Note 5

Asset Impairments and Exit Costs

The Distribution segment recognized an asset impairment charge of $0.3 million in fiscal 2006 related to banana ripening equipment that has been replaced. This equipment has been upgraded to the latest technology and the produce storage facility has been upgraded to accommodate increased produce sales volumes from new customers and expanded contracts with existing customers.

The Retail segment recognized charges of $0.7 million in fiscal 2006 for asset impairment and store and office facility exit costs, which include the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease recoveries, as well as severance benefits.

The following table provides the activity of exit costs for fiscal years 2006, 2005 and 2004. Exit costs recorded in the Consolidated Balance Sheets are included in Other accrued expenses in Current liabilities and Other long-term liabilities based on when the costs are expected to be paid.

(In thousands)

	Lease and Ancillary Costs	Severance
Balance at March 30, 2003	$ 18,973	$ 3,866
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,578 (a)	-
Assumption of leases	3,347	-
Provision for severance	-	3,299 (a)
Payments, net of interest accretion	(6,560)	(6,542)
Balance at March 27, 2004	18,338	623
Provision for lease and related ancillary costs, net of estimated sublease recoveries	1,400 (a)	-
Provision for pension withdrawal liability	1,700 (b)	-
Payments, net of interest accretion	(5,918)	(456)
Balance at March 26, 2005	15,520	167
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,719 (c)	-
Provision for pension withdrawal liability	1,654 (b)	-
Provision for severance	-	46
Payments, net of interest accretion	(4,576)	(213)
Balance at March 25, 2006	$ 15,317	$ -

(a) Recorded in discontinued operations.

(b) Represents pension withdrawal liabilities from multi-employer pension plans affiliated with the former discontinued Food Town supermarkets. The $1.7 million charge in fiscal 2005 is being paid over seven years. The $1.7 million charge in fiscal 2006 is discussed in Note 4. Both charges were recorded in discontinued operations.

(c) Includes $2.2 million of charges recorded in discontinued operations.

Note 6
Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 25, 2006	March 26, 2005
Senior secured revolving credit facility, due December 2010	$ 55,538	$ 82,036
Notes payable, due June 2007, monthly principal payments of variable amounts	3,835	4,223
Other	6,317	8,535
	65,690	94,794
Less current portion	1,675	2,848
Total long-term debt	$ 64,015	$ 91,946

Effective December 9, 2005, Spartan Stores amended its existing senior secured revolving credit facility. The amendment increased the senior secured revolving credit facility ("credit facility") to $225.0 million from its original $215.0 million and now matures in December 2010 rather than December 2008. In addition, a $15.0 million Term B loan is included as part of the total $225.0 million credit facility, which may be drawn upon at Spartan's option through June 1, 2006, and thereafter with bank approval of the specific need for the draw. The amended agreement provides increased flexibility for engaging in acquisitions and paying cash dividends. In addition, the amended agreement increases availability of credit on fixed assets, and increases the advance rates on certain categories of assets, resulting in additional availability. Interest rates under the amended agreement may be up to 50 basis points lower for London InterBank Offered Rate ("LIBOR") borrowings, depending on levels of excess availability under the agreement. The credit facility is secured by substantially all of Spartan Stores' assets.

Available borrowings under the credit facilities are based on stipulated advance rates on eligible assets, as defined in the credit agreements. The credit facility contains covenants that include the maintenance of minimum EBITDA and maximum capital expenditures, as defined in the credit agreement. These covenants will not be effective as long as Spartan Stores maintains a minimum excess availability level of $20.0 million. Spartan Stores had available borrowings of $112.9 million at March 25, 2006 and maximum availability of $122.9 million. Payment of dividends and repurchases of outstanding shares are permitted up to a total of $15.0 million per year, provided that excess availability of $20.0 million is maintained. The credit facility provides for the issuance of letters of credit of which $10.5 million were outstanding and unused as of March 25, 2006. Borrowings under the revolving credit portion of the facility bear interest at LIBOR plus 1.50% or the prime rate (weighted average interest rate of 6.28% at March 25, 2006), and borrowings under the Term B loan bear interest at LIBOR plus 3.50%.

The weighted average interest rates including loan fee amortization for fiscal 2006, 2005 and fiscal 2004 were 9.56%, 8.33% and 8.77%, respectively.

At March 25, 2006, long-term debt was due as follows:

(In thousands)

Fiscal Year	
2007	$ 1,675
2008	4,676
2009	593
2010	648
2011	56,246
Thereafter	1,852
	$ 65,690

Note 7
Commitments and Contingencies

Spartan Stores subleases property at six locations to customers and received rental income of $1.5 million in fiscal 2006. In the event of the customer's default, Spartan Stores would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 8.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Note 8
Leases

Rental expense was $25.3 million, $25.8 million and $25.5 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

Future minimum obligations under operating leases in effect at March 25, 2006 (including with respect to properties that have been subleased) are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2007	$ 20,096	$ 913	$ 21,009
2008	18,237	727	18,964
2009	16,203	644	16,847
2010	14,415	553	14,968
2011	11,906	387	12,293
Thereafter	28,990	1,390	30,380
Total	$ 109,847	$ 4,614	$ 114,461

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. A majority of our leases provide for minimum and contingent rentals based upon stipulated sales volumes and contain renewal options. Certain of our leases contain escalation clauses.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

	March 25, 2006	March 26, 2005
Land and improvements	$ 4,686	$ 4,686
Buildings	2,480	2,480
	7,166	7,166
Less accumulated depreciation	2,800	2,593
Net property	$ 4,366	$ 4,573

Future minimum rentals to be received under operating leases in effect at March 25, 2006 are as follows:

(In thousands)

Fiscal Year	Owned Property	Leased Property	Total
2007	$ 1,059	$ 1,438	$ 2,497
2008	970	1,122	2,092
2009	258	813	1,071
2010	-	703	703
2011	-	527	527
Thereafter	-	1,548	1,548
Total	$ 2,287	$ 6,151	$ 8,438

Note 9

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits and salary reduction defined contribution plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan, or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits are also added at Spartan Stores' discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements are met. Spartan Stores suspended the accrual of service and transition credits to the Company Plan for fiscal 2004, while interest credits continued to accrue. The accrual of service and transition credits to the Company Plan were reinstated for fiscal 2005; however, effective January 1, 2004, an amendment was made to the Company Plan, reducing service credits for certain participants and placing all participants on the same service credit schedule. At Spartan Stores' discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. At March 25, 2006 and March 26, 2005 Company Plan assets included shares of Spartan Stores common stock valued at $2.4 million and $2.0 million, respectively.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits. In fiscal 2004, $1.4 million of a fiscal 2003 distribution was recognized as expense under settlement accounting, as described by SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Matching contributions made by Spartan Stores to salary reduction defined contribution plans totaled $2.0 million, $2.0 million and $2.6 million in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $6.5 million in fiscal 2006, $6.5 million in fiscal 2005 and $6.4 million in fiscal 2004.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 of each year.

(In thousands, except percentages)

	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 25, 2006	March 26, 2005	March 25, 2006	March 26, 2005	March 25, 2006	March 26, 2005
Change in benefit obligation						
Benefit obligation at beginning of year	$ 43,807	$ 44,241	$ 578	$ 561	$ 6,821	$ 6,375
Service cost	3,011	3,438	16	20	214	227
Interest cost	2,307	2,605	31	33	383	389
Actuarial loss	1,763	825	135	52	518	136
Benefits paid	(3,944)	(7,302)	(90)	(88)	(327)	(306)
Benefit obligation at measurement date	$ 46,944	$ 43,807	$ 670	$ 578	$ 7,609	$ 6,821
Change in plan assets						
Plan assets at fair value at beginning of year	$ 39,548	$ 41,650	$ -	$ -	$ -	$ -
Actual return on plan assets	3,777	4,423	-	-	-	-
Company contributions	2,783	777	90	88	327	306
Benefits paid	(3,944)	(7,302)	(90)	(88)	(327)	(306)
Plan assets at fair value at measurement date	$ 42,164	$ 39,548	$ -	$ -	$ -	$ -
Funded status	$ (4,780)	$ (4,259)	$ (670)	$ (578)	$ (7,609)	$ (6,821)
Unrecognized net gain	8,147	7,564	453	335	1,889	1,414
Unrecognized prior service cost	(7,902)	(8,592)	(16)	(17)	(840)	(903)
Unrecognized net transition obligation	-	5	-	-	-	-
Accrued benefit cost at measurement date	(4,535)	(5,282)	(233)	(260)	(6,560)	(6,310)
Contributions during fourth quarter	463	-	15	15	-	-
Accrued benefit cost at end of year	$ (4,072)	$ (5,282)	$ (218)	$ (245)	$ (6,560)	$ (6,310)
Amounts recognized in the consolidated balance sheets consist of:						
Accrued benefit liability	$ (4,072)	$ (5,282)	$ (642)	$ (558)	$ (6,560)	$ (6,310)
Accumulated other comprehensive income	-	-	424	313	-	-
	$ (4,072)	$ (5,282)	$ (218)	$ (245)	$ (6,560)	$ (6,310)
Weighted average assumptions at measurement date						
Discount rate	5.50%	5.75%	5.50%	5.75%	5.50%	5.75%
Expected return on plan assets	8.50%	8.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	N/A	N/A

The accumulated benefit obligation for both of the defined benefit plans was $46.9 million and $43.8 million at December 31, 2005 and 2004, respectively.

Components of net periodic benefit cost

(In thousands)

	Pension Benefits			SERP Benefits		
	March 25, 2006	March 26, 2005	March 27, 2004	March 25, 2006	March 26, 2005	March 27, 2004
Service cost	$ 3,011	$ 3,438	$ 263	$ 16	$ 20	$ -
Interest cost	2,307	2,605	3,417	31	33	44
Expected return on plan assets	(2,892)	(3,438)	(3,860)	-	-	-
Net amortization and deferral	(390)	(547)	(356)	16	15	21
Curtailment income	-	-	(172)	-	-	-
Settlement expense	-	-	726	-	-	1,444
Net periodic benefit cost	$ 2,036	$ 2,058	$ 18	$ 63	$ 68	$ 1,509

	Postretirement Benefits		
	March 25, 2006	March 26, 2005	March 27, 2004
Service cost	$ 214	$ 227	$ 232
Interest cost	383	389	398
Net amortization and deferral	(20)	(26)	(16)
Net periodic benefit cost	$ 577	$ 590	$ 614

Spartan Stores has assumed an average long-term expected return on pension plan assets of 8.5% as of March 25, 2006. The expected return is based upon the assumption that future returns will approximate the historical long-term rates of return for each asset class.

Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets. The following table summarizes actual allocations as of December 31, 2005 and December 31, 2004:

	Target Range	Plan Assets December 31, 2005	December 31, 2004
Asset Category			
Equity securities	60.0 - 75.0%	69.6%	74.4%
Fixed income	25.0 - 40.0	30.4	25.6
Total	100.0%	100.0%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions; and (3) control costs of administering the plan and managing the investments.

Spartan Stores expects to contribute $2.2 million to its defined benefit plans in fiscal 2007 to meet the minimum funding requirements.

The following estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the following fiscal years:

(In thousands)

	Pension Benefits	Other Benefits
2007	$ 2,776	$ 343
2008	3,888	357
2009	3,073	350
2010	3,516	362
2011	3,787	373
2012 to 2016	23,042	1,960

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.00% (decreasing .50% per year to 5.00%) for fiscal 2006 and 5.00% for fiscal 2005 and fiscal 2004. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.99% and the periodic postretirement benefit cost by 0.68%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.90% and periodic postretirement benefit cost by 0.70%.

Note 10

Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)

	March 25, 2006	March 26, 2005	March 27, 2004
Currently refundable	$ (136)	$ (84)	$ (79)
Deferred	10,443	8,766	(3,108)
Total	$ 10,307	$ 8,682	$ (3,187)

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2006	2005	2004
Statutory income tax rate	35.0%	35.0%	35.0%
Tax credits	(0.3)	(0.2)	0.8
Tax reserve adjustment	(0.4)	(4.6)	-
Other	(0.7)	0.2	(0.8)
Effective income tax rate	33.6%	30.4%	35.0%

Companies are regularly audited by federal and state tax authorities, which may result in proposed assessments and adjustments. During the fourth quarter of fiscal 2005, the Internal Revenue Service concluded its audit of the fiscal tax returns for 2001 through 2003. As a result of the audit, Spartan Stores released $2.0 million in tax reserves that are no longer required with respect to these years, of which $1.3 million and $0.7 million, respectively, is reflected in *Income taxes and Loss from discontinued operations, net of taxes*, on the Consolidated Statements of Operations, respectively, for fiscal 2005.

Deferred tax assets and liabilities resulting from temporary differences as of March 25, 2006 and March 26, 2005 are as follows:

(In thousands)

	2006	2005
Deferred tax assets:		
Employee benefits	$ 8,058	$ 8,018
Accounts receivable	911	1,190
Goodwill	1,609	4,626
Net operating loss carryforward	9,755	11,983
Asset impairment and closed store reserves	5,209	5,476
All other	3,315	3,980
Total deferred tax assets	28,857	35,273
Deferred tax liabilities:		
Depreciation	10,187	8,799
Inventory	2,079	1,901
All other	729	497
Total deferred tax liabilities	12,995	11,197
Net deferred tax asset	$ 15,862	$ 24,076

Spartan Stores has a net operating loss carryforward of $27.9 million, of which $6.0 million expires in fiscal year 2023 and $21.9 million expires in fiscal 2024.

Note 11

Shareholders' Equity

Spartan Stores has two shareholder-approved stock incentive plans covering 3,200,000 shares of Spartan Stores common stock, the Spartan Stores, Inc. 2001 Stock Incentive Plan (the "2001 Plan") and the Spartan Stores, Inc. Stock Incentive Plan of 2005 (the "2005 Plan"). The plans provide for the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, and other stock-based awards to directors, officers and other key associates. As of March 25, 2006, no options or restricted stock were issued under the 2005 Plan.

Spartan Stores accounts for stock option grants in accordance with SFAS No. 123, and as allowed by this statement, recognizes expense using the intrinsic value method prescribed by APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the fair market value at the date of grant. Options must be exercised within ten years of the date of grant.

Spartan Stores awarded 252,173 shares, 248,253 shares and 38,399 shares of restricted stock during fiscal 2006, fiscal 2005 and fiscal 2004, respectively. The weighted average prices per share of the restricted shares when issued were $11.50, $3.26 and $4.93 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively. These shares vest over a three to five year period and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock-based compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period.

The authorization to grant options and restricted stock under the 2001 Plan terminates on May 8, 2011. The authorization to grant options and restricted stock under the 2005 Plan terminates on May 10, 2015. As of March 25, 2006, 341,258 shares remained unissued under the 2001 Plan, and 1,200,000 shares remained unissued under the 2005 Plan. The following table also includes outstanding options granted under the 1991 Stock Option Plan.

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Options outstanding at March 29, 2003	1,419,239	$ 9.08	
Granted	381,500	2.44	$ 1.20
Cancelled	(370,399)	8.81	
Options outstanding at March 27, 2004	1,430,340	$ 7.38	
Granted	121,278	3.26	$ 2.03
Exercised	(20,646)	3.33	
Cancelled	(190,212)	7.92	
Options outstanding at March 26, 2005	1,340,760	$ 6.99	
Granted	83,250	11.50	$ 7.05
Exercised	(341,455)	4.79	
Cancelled	(73,612)	8.15	
Options outstanding at March 25, 2006	1,008,943	$ 8.03	
Options exercisable at March 25, 2006	696,340	$ 8.98	
Options exercisable at March 26, 2005	669,779	$ 8.70	
Options exercisable at March 27, 2004	482,295	$ 9.58	

The following tables summarize information concerning options outstanding and options exercisable at March 25, 2006:

Options Outstanding

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years	Weighted Average Exercise Price
$ 9.21 – 9.96	5,344	2.1 – 4.1	$ 9.77
2.68 – 16.57	570,920	4.5 – 6.5	10.87
1.75 – 5.65	263,707	6.6 – 7.7	2.48
3.25 – 11.50	168,972	8.1 – 9.1	7.06
$ 1.75 – 16.57	1,008,943	6.41	$ 8.03

Options Exercisable

Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$ 9.21 – 9.96	5,344	$ 9.77
2.68 – 16.57	514,611	11.17
1.75 – 5.65	153,612	2.47
3.25 – 11.50	22,774	3.26
$ 1.75 – 16.57	696,340	$ 8.98

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, certain officers and key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Stock issued under the stock bonus plan is accounted for in accordance with APB Opinion No. 25. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 25, 2006, 185,320 shares remained unissued under the plan.

Spartan Stores had an associate stock purchase plan covering 700,000 shares of Spartan Stores common stock. The plan provided that associates of Spartan Stores and its subsidiaries may purchase shares at 85% of the fair market value. At March 25, 2006, 282,321 shares had been issued under the plan. The plan was terminated on April 1, 2005.

Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 25, 2006, there were no shares of preferred stock outstanding.

Note 12

Operating Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," Spartan Stores' operating segments are identified by products sold and customer profile and include the Distribution and Retail segments.

The operations of the Insurance, Real Estate and Convenience Distribution segments and a portion of the Retail and Distribution segments are classified as discontinued operations. Residual real estate business operations are considered to be immaterial under the criteria in SFAS No. 131 and have not been separately classified. Those operations have been recorded in the Distribution segment. See Note 4 for further discussion. Segment information for earlier periods has been restated to reflect changes in the composition of the reportable segments.

Spartan Stores' Distribution segment supplies independent retail customers and its own retail stores with dry grocery, produce, dairy products, meat, deli, bakery, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. Sales to independent retail customers and inter-segment sales are recorded based upon a "cost plus" model for grocery, frozen, dairy, pharmacy and health and beauty care items and a "variable mark-up" model for meat, deli, bakery, produce, seafood, floral and general merchandise products. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

The Retail segment operates supermarkets and deep-discount food and drug stores in Michigan and Ohio that typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods, and over half of the stores offer pharmacy services.

Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information by operating segment:

(In thousands)

	Distribution	Retail	Total
Year Ended March 25, 2006			
Net sales	$ 1,155,880	$ 884,046	$ 2,039,926
Depreciation and amortization	8,281	11,741	20,022
Operating earnings	24,761	12,271	37,032
Capital expenditures	11,730	17,768	29,498
Year Ended March 26, 2005			
Net sales	$ 1,120,637	$ 922,550	$ 2,043,187
Depreciation and amortization	8,146	12,578	20,724
Operating earnings	24,528	12,969	37,497
Capital expenditures	6,377	18,977	25,354
Year Ended March 27, 2004			
Net sales	$ 1,132,338	$ 922,639	$ 2,054,977
Depreciation and amortization	8,681	17,196	25,877
Operating earnings (loss)	18,364	(5,802)	12,562
Capital expenditures	3,972	7,567	11,539

	2006	2005	2004
Total Assets			
Distribution	$ 184,098	$ 191,086	$ 203,398
Retail	188,443	187,301	181,125
Discontinued operations	6,056	6,070	8,341
Total	$ 378,597	$ 384,457	$ 392,864

Note 13
Quarterly Financial Information (unaudited)

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Stock sales prices are based on transactions reported on The NASDAQ Stock Market.

(In thousands, except per share data)	Fiscal 2006				
	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,039,926	$ 452,731	$ 642,274	$ 485,541	$ 459,320
Gross margin	382,184	87,037	115,744	93,546	85,807
Earnings from continuing operations before income taxes	30,669	8,784	7,121	10,483	4,281
Earnings from continuing operations	20,362	5,709	4,770	7,068	2,815
Discontinued operations, net of taxes	(2,190)	(399)	(1,413)	(215)	(163)
Net earnings	18,172	5,310	3,357	6,853	2,652
Earnings from continuing operations per share:					
Basic	$ 0.98	$ 0.27	$ 0.23	$ 0.34	$ 0.14
Diluted	0.96	0.27	0.22	0.33	0.13
Net earnings per share:					
Basic	$ 0.87	$ 0.25	$ 0.16	$ 0.33	$ 0.13
Diluted	0.86	0.25	0.16	0.32	0.12
Common stock sale price – High	$ 15.50	$ 13.43	$ 11.45	$ 15.50	$ 14.80
Common stock sale price – Low	8.42	10.46	8.42	9.68	9.82

(In thousands, except per share data)	Fiscal 2005				
	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Net sales	$ 2,043,187	$ 457,644	$ 624,517	$ 486,701	$ 474,325
Gross margin	386,671	88,328	117,352	95,091	85,900
Earnings from continuing operations before income taxes	28,545	6,099	8,921	10,911	2,614
Earnings from continuing operations	19,863	5,272	5,798	7,094	1,699
Discontinued operations, net of taxes	(1,037)	525	(1,273)	(143)	(146)
Net earnings	18,826	5,797	4,525	6,951	1,553
Earnings from continuing operations per share:					
Basic	$ 0.97	$ 0.25	$ 0.28	$ 0.35	$ 0.08
Diluted	0.96	0.25	0.28	0.35	0.08
Net earnings per share:					
Basic	$ 0.92	$ 0.28	$ 0.22	$ 0.34	$ 0.08
Diluted	0.91	0.28	0.22	0.34	0.08
Common stock sale price – High	$ 11.40	$ 11.40	$ 6.70	$ 4.45	$ 4.96
Common stock sale price – Low	2.99	6.01	3.87	3.13	2.99

Management's Report on Internal Control Over Financial Reporting

The management of Spartan Stores, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Spartan Stores' internal controls were designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Spartan Stores; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Spartan Stores are being made only in accordance with authorizations of management and directors of Spartan Stores; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Spartan Stores' assets that could have a material effect on the financial statements.

Management of Spartan Stores conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, management did not identify any material weakness in the Company's internal control. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting. Based on the evaluation, management has concluded that Spartan Stores' internal control over financial reporting was effective as of March 25, 2006.

Craig C. Sturken
Chairman, President and Chief Executive Officer
May 5, 2006

David M. Staples
Executive Vice President and Chief Financial Officer
May 5, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting, that Spartan Stores, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 25, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles"). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 25, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 25, 2006, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 25, 2006 of the Company, and our report dated May 5, 2006, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte & Touche LLP

Deloitte & Touche LLP
Grand Rapids, Michigan
May 5, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries (the "Company") as of March 25, 2006 and March 26, 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 25, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 25, 2006 and March 26, 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 25, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 25, 2006, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 5, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Deloitte & Touche LLP
Grand Rapids, Michigan
May 5, 2006

Corporate Information

Transfer and Exchange Agent
LaSalle Bank N.A. Trust and Asset Management
135 South LaSalle Street
Chicago, Illinois 60603
312-904-2000

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street NW
Grand Rapids, Michigan 49504
616-336-7900

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503
616-752-2000

Investor Information

On May 12, 2006 there were approximately 595 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Stock Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 25, 2006, including the financial statements and financial statement schedule, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
PO Box 8700
Grand Rapids, Michigan 49518-8700
616-878-8319
www.spartanstores.com

SPARTAN STORES

850 76th Street SW

PO Box 8700

Grand Rapids, Michigan 49518

www.spartanstores.com

